UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 September 2006

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED AND SHALL BE DEEMED TO SUPERCEED THE REPORT ON FORM 6-K DATED AUGUST 3, 2006 WHICH WAS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The interim unaudited results of Barclays PLC and Barclays Bank PLC as of, and for the six months ended, 30th June 2006 and certain supplemental US GAAP information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: September 20, 2006	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 20, 2006	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC for the six months ended June 30, 2006, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and also includes the reconciliation to US generally accepted accounting principles (US GAAP) or certain financial information prepared in accordance with international financial reporting standards (IFRS). In addition, this document includes data (including a reconciliation to US GAAP) relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. This document does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

An audit or review opinion has not been rendered on this announcement.

BARCLAYS PLC AND BARCLAYS BANK PLC

INTERIM ANNOUNCEMENT OF RESULTS FOR 2006

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 2nd August 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2005, which included certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Unless otherwise stated, the information in this announcement reflects the changes in Barclays group structure and reporting, and the revisions to the Group’s policy for the internal cost of funding and the segmental disclosure of risk weighted assets, which were announced on 16th June 2006. For a fuller discussion of the changes, please refer to the ‘Group reporting changes in 2006’ announcement released on 16th June 2006. Details of these changes are also set out on page 56.

Unless otherwise stated, the information set out in this announcement relates to the six months to 30th June 2006 and is compared to the corresponding six months of 2005.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Absa Definitions

‘Absa Group Limited’ refers to the South African company listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

‘Absa’ refers to the total results for Absa Group Limited consolidated into the results of Barclays PLC, translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘International Retail and Commercial Banking -Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

‘Absa Cards’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business. Absa Card provides card acceptance, electronic payment and financial solutions in selected markets.

Glossary of terms

The Cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The Cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Profit’ refers to profit before tax unless otherwise specified.

v

BARCLAYS PLC – INTERIM RESULTS ANNOUNCEMENT

Extracts from the Interim Results Announcement of Barclays PLC, published on 3rd August 2006, are provided on pages 2 to 78.

BARCLAYS PLC

RESULTS FOR THE SIX MONTHS TO 30TH JUNE 2006 (UNAUDITED)

	Half-year ended
	30.06.06		30.06.05		% Change
	£m		£m
Group Results
Total income net of insurance claims	10,969		7,922		38

Impairment charges	(1,057)		(706)		50

Operating expenses	(6,269)		(4,542)		38

Profit before tax	3,673		2,690		37

Profit attributable to minority interests	(294)		(134)		119

Profit attributable to equity holders of the parent	2,307		1,841		25

Earnings per share	36.3	p	29.1	p	25

Dividend per share	10.5	p	9.2	p	14

Post-tax return on average shareholders’ equity	25.8%		23.4%

	£m		£m		% Change
Summary of divisional profit before tax[1]
UK Banking	1,265		1,138		11
UK Retail Banking	612		548		12
UK Business Banking	653		590		11
Barclaycard	297		346		(14)
International Retail and Commercial Banking (IRCB)	539		174		210
IRCB - ex Absa	222		174		28
IRCB - Absa	317		—		—
Barclays Capital	1,246		750		66
Barclays Global Investors	364		241		51
Wealth Management	110		84		31

[1]	Summary excludes Wealth Management - closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 12.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS (UNAUDITED)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
RESULTS
Net interest income	4,404	4,375	3,700
Net fee and commission income	3,652	3,165	2,540
Principal transactions[1]	2,575	1,630	1,549
Net premiums from insurance contracts	510	501	371
Other income	61	98	49

Total income	11,202	9,769	8,209
Net claims and benefits paid on insurance contracts	(233)	(358)	(287)

Total income net of insurance claims	10,969	9,411	7,922
Impairment charges	(1,057)	(865)	(706)

Net income	9,912	8,546	7,216
Operating expenses	(6,269)	(5,985)	(4,542)
Share of post-tax results of associates and joint ventures	30	29	16

Profit before tax	3,673	2,590	2,690

Profit attributable to equity holders of the parent	2,307	1,606	1,841

PER ORDINARY SHARE	p	p	p
Earnings	36.3	25.4	29.1
Diluted earnings	35.1	24.3	28.4
Dividend	10.5	17.4	9.2
Net asset value	276	269	249

PERFORMANCE RATIOS	%	%	%
Post-tax return on average shareholders’ equity	25.8	26.4	23.4
Cost:income ratio	57	64	57
Cost:net income ratio	63	70	63

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
BALANCE SHEET
Shareholders’ equity excluding minority interests	17,988	17,426	16,099
Minority interests	7,551	7,004	5,686

Total shareholders’ equity	25,539	24,430	21,785
Subordinated liabilities	13,629	12,463	11,309

Total capital resources	39,168	36,893	33,094

Total assets	986,124	924,357	850,123
Risk weighted assets	290,924	269,148	242,406

CAPITAL RATIOS	%	%	%
Tier 1 ratio	7.2	7.0	7.6
Risk asset ratio	11.6	11.3	12.1

[1]	Principal transactions comprise net trading income and net investment income.

BARCLAYS PLC

INTENTIONALLY LEFT BLANK

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Half-year ended
30.06.06	31.12.05	30.06.05
£m	£m	£m
Continuing operations
Interest income	10,544	9,584	7,648
Interest expense	(6,140)	(5,209)	(3,948)

Net interest income	4,404	4,375	3,700
Fee and commission income	4,077	3,558	2,872
Fee and commission expense	(425)	(393)	(332)
Net fee and commission income	3,652	3,165	2,540
Net trading income	2,201	1,145	1,176
Net investment income	374	485	373
Principal transactions	2,575	1,630	1,549
Net premiums from insurance contracts	510	501	371
Other income	61	98	49

Total income	11,202	9,769	8,209
Net claims and benefits paid on insurance contracts	(233)	(358)	(287)

Total income net of insurance claims	10,969	9,411	7,922
Impairment charges	(1,057)	(865)	(706)

Net income	9,912	8,546	7,216
Operating expenses excluding amortisation of intangible assets	(6,206)	(5,923)	(4,525)
Amortisation of intangible assets	(63)	(62)	(17)
Operating expenses	(6,269)	(5,985)	(4,542)
Share of post-tax results of associates and joint ventures	30	29	16

Profit before tax	3,673	2,590	2,690
Tax	(1,072)	(724)	(715)

Profit for the period	2,601	1,866	1,975

Profit attributable to minority interests	294	260	134
Profit attributable to equity holders of the parent	2,307	1,606	1,841

2,601	1,866	1,975

p	p	p
Basic earnings per ordinary share	36.3	25.4	29.1
Diluted earnings per ordinary share	35.1	24.3	28.4

Dividends per ordinary share:
Interim dividend	10.5	—	9.2
Final dividend	—	17.4	—

Dividend	£667	m	£1,105	m	£582	m

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Assets
Cash and balances at central banks	6,777	3,906	4,106
Items in the course of collection from other banks	2,600	1,901	2,208
Trading portfolio assets	181,857	155,723	134,235
Financial assets designated at fair value:
- held on own account	18,833	12,904	9,747
- held in respect of linked liabilities to customers under investment contracts	79,334	83,193	69,792
Derivative financial instruments	136,901	136,823	133,932
Loans and advances to banks	35,330	31,105	35,225
Loans and advances to customers	282,097	268,896	237,123
Available for sale financial investments	53,716	53,497	61,143
Reverse repurchase agreements and cash collateral on securities borrowed	171,869	160,398	149,400
Other assets	5,866	4,734	3,598
Investments in associates and joint ventures	560	546	438
Goodwill	5,968	6,022	4,590
Intangible assets	1,125	1,269	120
Property plant and equipment	2,515	2,754	2,407
Deferred tax assets	776	686	2,059

Total assets	986,124	924,357	850,123

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Liabilities
Deposits from banks	86,221	75,127	84,538
Items in the course of collection due to other banks	2,700	2,341	2,809
Customer accounts	253,200	238,684	217,715
Trading portfolio liabilities	74,719	71,564	65,598
Financial liabilities designated at fair value	43,594	33,385	8,231
Liabilities to customers under investment contracts	81,380	85,201	71,608
Derivative financial instruments	138,982	137,971	132,784
Debt securities in issue	102,198	103,328	93,328
Repurchase agreements and cash collateral on securities lent	146,165	121,178	122,076
Other liabilities	10,767	11,131	9,649
Current tax liabilities	592	747	786
Insurance contract liabilities, including unit-linked liabilities	3,558	3,767	3,589
Subordinated liabilities	13,629	12,463	11,309
Deferred tax liabilities	430	700	1,891
Other provisions for liabilities	474	517	386
Retirement benefit liabilities	1,976	1,823	2,041

Total liabilities	960,585	899,927	828,338

Shareholders’ equity
Called up share capital	1,628	1,623	1,616
Share premium account	5,720	5,650	5,554
Other reserves	587	1,377	1,593
Retained earnings	10,279	8,957	7,575
Less: treasury shares	(226)	(181)	(239)

Shareholders’ equity excluding minority interests	17,988	17,426	16,099
Minority interests	7,551	7,004	5,686

Total shareholders’ equity	25,539	24,430	21,785

Total liabilities and shareholders’ equity	986,124	924,357	850,123

BARCLAYS PLC

FINANCIAL REVIEW

Results by business

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

•	UK Banking, comprising

- UK Retail Banking

- UK Business Banking

•	Barclaycard

•	International Retail and Commercial Banking, comprising

- International Retail and Commercial Banking - excluding Absa

- International Retail and Commercial Banking - Absa, included with effect from 27th July 2005

•	Barclays Capital

•	Barclays Global Investors

•	Wealth Management

•	Wealth Management - closed life assurance activities

•	Head office functions and other operations.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance (formerly Mortgages). This cluster of businesses aims to build broader and deeper relationships with both existing and new customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages and general insurance. Local Business provides banking services to small businesses with an annual turnover up to £1m. UK Premier provides banking, investment products and advice to affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business.

BARCLAYS PLC

FINANCIAL REVIEW

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business. It is one of Europe’s leading credit card businesses and has an increasing international presence.

In the UK, Barclaycard includes Barclaycard branded credit cards, Barclays branded loans, FirstPlus secured lending, Monument cards, SkyCard and the retail finance business Clydesdale Financial Services. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and a number of other countries. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank). Barclaycard has successfully launched the Manchester United affinity credit card in 11 countries across Asia Pacific, Africa, Europe and in the United States.

Barclaycard Business processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

Barclaycard profit before tax of £297m is currently determined in accordance with IAS 14 (“Segmental Reporting”) which requires business segments to be determined based on groups of related products that are subject to risks and returns that are different from those of other business segments.

SFAS 131 (“Disclosures about segments of an enterprise and related information”), defines reportable segments based on groupings of products that are reported to the chief operating decision makers.

Barclaycard management consider the results of Absa Card within internally reported segment information. On this basis, Absa Card would be reported within Barclaycard under SFAS 131 and its profit before tax would increase by £32m (2005: nil) on an IFRS basis with IRCB –Absa profit before tax decreasing by the same amount.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa.

As announced on 29th June 2006, Barclays has now entered into a definitive agreement with Canadian Imperial Bank of Commerce for the sale of its 43.7% shareholding in FirstCaribbean International Bank Limited, which is expected to complete by the end of 2006.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

BARCLAYS PLC

FINANCIAL REVIEW

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including basic bank accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk-controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 150 funds for institutions and individuals trading in thirteen markets globally. BGI’s investment philosophy focuses on the three dimensions of performance; return, risk and cost, offering clients total performance management.

Wealth Management

Wealth Management serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Wealth Management works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Wealth Management - closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

BARCLAYS PLC

FINANCIAL REVIEW

Head office functions and other operations

Head office functions and other operations comprise:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.

Head office and central support functions comprise the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group reporting changes in 2006 (see page 56)

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on the 2005 and 2004 results.

Barclays has realigned a number of reportable business segments based on the reorganisation of certain portfolios to better reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group’s policy for the internal cost of funding and the segmental disclosure of risk weighted assets were also revised with effect from 1st January 2006. The resulting restatements had no impact on the Group Income Statement or Balance Sheet.

The figures in this document for the six months ended 30th June 2006 and the comparatives for the prior periods reflect the new structure.

BARCLAYS PLC

SUMMARY OF RESULTS (UNAUDITED)

Analysis of profit attributable to equity holders of the parent

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
UK Banking	1,265	1,062	1,138
UK Retail Banking	612	492	548
UK Business Banking	653	570	590
Barclaycard	297	294	346
International Retail and Commercial Banking	539	459	174
International Retail and Commercial Banking - ex Absa	222	161	174
International Retail and Commercial Banking - Absa	317	298	—
Barclays Capital	1,246	681	750
Barclays Global Investors	364	299	241
Wealth Management	110	82	84
Wealth Management - closed life assurance activities	9	(4)	(3)
Head office functions and other operations	(157)	(283)	(40)

Profit before tax	3,673	2,590	2,690
Tax	(1,072)	(724)	(715)

Profit for the period	2,601	1,866	1,975
Profit attributable to minority interests	(294)	(260)	(134)

Profit attributable to equity holders of the parent	2,307	1,606	1,841

BARCLAYS PLC

TOTAL ASSETS AND RISK WEIGHTED ASSETS

Total assets

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
UK Banking	134,391	130,304	129,093
UK Retail Banking	70,906	70,389	71,476
UK Business Banking	63,485	59,915	57,617
Barclaycard	26,604	25,771	24,166
International Retail and Commercial Banking	65,132	63,556	29,985
International Retail and Commercial Banking - ex Absa	35,832	34,195	29,985
International Retail and Commercial Banking - Absa	29,300	29,361	—
Barclays Capital	659,328	601,193	573,131
Barclays Global Investors	77,298	80,900	68,877
Wealth Management	6,841	6,094	5,843
Wealth Management - closed life assurance activities	7,243	7,276	6,653
Head office functions and other operations	9,287	9,263	12,375

	986,124	924,357	850,123

Risk weighted assets

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
UK Banking	84,625	79,929	83,554
UK Retail Banking	33,841	32,803	37,129
UK Business Banking	50,784	47,126	46,425
Barclaycard	23,968	21,752	21,335
International Retail and Commercial Banking	42,081	41,228	18,900
International Retail and Commercial Banking - ex Absa	21,408	20,394	18,900
International Retail and Commercial Banking - Absa	20,673	20,834	—
Barclays Capital	130,533	116,677	107,201
Barclays Global Investors	1,378	1,456	1,408
Wealth Management	4,915	4,061	4,457
Wealth Management - closed life assurance activities	—	—	—
Head office functions and other operations	3,424	4,045	5,551

	290,924	269,148	242,406

Further analysis of total assets and risk weighted assets, can be found on page 53.

BARCLAYS PLC

UK Banking

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	1,959		1,960		1,784
Net fee and commission income	919		879		841
Net trading income	2		2		(2)
Net investment income	17		9		17
Principal transactions	19		11		15
Net premiums from insurance contracts	135		139		141
Other income	2		13		20

Total income	3,034		3,002		2,801
Net claims and benefits on insurance contracts	(26)		(25)		(33)

Total income net of insurance claims	3,008		2,977		2,768
Impairment charges	(198)		(188)		(139)

Net income	2,810		2,789		2,629
Operating expenses excluding amortisation of intangible assets	(1,546)		(1,728)		(1,484)
Amortisation of intangible assets	(1)		(2)		(1)
Operating expenses	(1,547)		(1,730)		(1,485)
Share of post-tax results of associates and joint ventures	2		3		(6)

Profit before tax	1,265		1,062		1,138

Cost:income ratio	51%		58%		54%
Cost:net income ratio	55%		62%		57%

Risk Tendency	£470	m	£430	m	£400	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£120.6	bn	£118.2	bn	£117.1	bn
Customer accounts	£136.0	bn	£129.7	bn	£126.8	bn
Total assets	£134.4	bn	£130.3	bn	£129.1	bn
Risk weighted assets	£84.6	bn	£79.9	bn	£83.6	bn

BARCLAYS PLC

UK Banking profit before tax increased 11% (£127m) to £1,265m (2005: £1,138m) driven by good income growth, partly offset by higher impairment charges and costs. Gains from the sale and leaseback of properties of £145m included in operating expenses were largely offset by £114m of incremental investment expenditure undertaken to accelerate the development of UK Retail Banking.

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in each of 2005, 2006 and 2007. This was exceeded in 2005 as the cost:income ratio improved by three percentage points to 56% for the year. Good progress has been made in delivering the 2006 cost:income ratio reduction and in the first half of 2006 a year-on-year improvement of three percentage points was achieved.

BARCLAYS PLC

UK Retail Banking

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	1,137		1,158		1,050
Net fee and commission income	608		572		559
Net trading income	—		—		—
Net investment income	—		—		9
Principal transactions	—		—		9
Net premiums from insurance contracts	135		139		141
Other income	—		4		12

Total income	1,880		1,873		1,771
Net claims and benefits on insurance contracts	(26)		(25)		(33)

Total income net of insurance claims	1,854		1,848		1,738
Impairment charges	(98)		(75)		(75)

Net income	1,756		1,773		1,663
Operating expenses	(1,144)		(1,282)		(1,108)
Share of post-tax results of associates and joint ventures	—		1		(7)

Profit before tax	612		492		548

Cost:income ratio	62%		69%		64%
Cost:net income ratio	65%		72%		67%

Risk Tendency	£195	m	£180	m	£170	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£65.0	bn	£64.8	bn	£66.0	bn
Customer accounts	£81.7	bn	£78.8	bn	£75.4	bn
Total assets	£70.9	bn	£70.4	bn	£71.5	bn
Risk weighted assets	£33.8	bn	£32.8	bn	£37.1	bn

BARCLAYS PLC

UK Retail Banking profit before tax increased 12% (£64m) to £612m (2005: £548m).

Total income net of insurance claims increased 7% (£116m) to £1,854m (2005: £1,738m), demonstrating continued momentum. The improvement was broadly based across business segments and income categories. There was strong growth in Local Business, UK Premier and Personal Customers retail savings.

Net interest income increased 8% (£87m) to £1,137m (2005: £1,050m). Growth was driven by higher contributions from Local Business, UK Premier and Personal Customers retail savings.

UK residential mortgage balances ended the period at £59.3bn (31st December 2005: £59.6bn). Gross advances were 43% higher at £7.3bn (31st December 2005: £5.1bn), which represented a market share of 5% (2005: 4%) but this was offset by redemptions. Mortgage applications, by value, were 67% higher than last year and reflected the launch of new competitive products in a stronger market, supported by greater promotion, as well as improved capacity and servicing. Mortgage servicing was brought back in-house with the termination of an outsourcing arrangement taking effect in February 2006. Significant progress has been made since then in improving processing efficiency. The average loan to value ratio within the mortgage book on a current valuation basis was 34% (2005: 34%).

In non-mortgage loans, Local Business average loans and advances balances increased 15%, and UK Premier average loans and advances balances increased 34%.

Total average customer deposit balances increased 8% to £77.6bn (2005: £72.1bn). Good growth was achieved in Local Business and in UK Premier where average balances increased 8% and 9% respectively. Within Personal Customers, retail savings average balance growth was 8% and current account average balances increased 5%.

Net fee and commission income increased 9% (£49m) to £608m (2005: £559m). There was strong growth in current account and debit card fees. Local Business delivered strong growth, driven by increased income from current accounts. There was also strong growth from UK Premier, reflecting higher income from investment advice and banking services.

Net premiums from insurance underwriting activities decreased to £135m (2005: £141m), reflecting lower consumer loan volumes and reduced take-up of insurance on these loans.

Impairment charges increased 31% (£23m) to £98m (2005: £75m). The increase was driven by strong volume growth and some deterioration in delinquency rates in the Local Business loan portfolio. Losses from the mortgage portfolio remained negligible, with arrears at low levels and broadly stable compared with the year-end 2005 position.

Operating expenses increased 3% (£36m) to £1,144m (2005: £1,108m). Gains from the sale and leaseback of property of £116m were largely offset by incremental investment expenditure to bring forward planned improvements in operating efficiency and customer service. This included the costs associated with enhancing the Woolwich brand, improving the branch network and streamlining and re-engineering back office processes, as recently announced, as well as additional investment in technology deployed in branches and restructuring costs. The cost:income ratio improved two percentage points to 62% (2005: 64%).

BARCLAYS PLC

UK Business Banking

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	822		802		734
Net fee and commission income	311		307		282
Net trading income	2		2		(2)
Net investment income	17		9		8
Principal transactions	19		11		6
Other income	2		9		8

Total income	1,154		1,129		1,030
Impairment charges	(100)		(113)		(64)

Net income	1,054		1,016		966
Operating expenses excluding amortisation of intangible assets	(402)		(446)		(376)
Amortisation of intangible assets	(1)		(2)		(1)
Operating expenses	(403)		(448)		(377)
Share of post-tax results of associates and joint ventures	2		2		1

Profit before tax	653		570		590

Cost:income ratio	35%		40%		37%
Cost:net income ratio	38%		44%		39%

Risk Tendency	£275	m	£250	m	£230	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£55.6	bn	£53.4	bn	£51.1	bn
Customer accounts	£54.3	bn	£50.9	bn	£51.4	bn
Total assets	£63.5	bn	£59.9	bn	£57.6	bn
Risk weighted assets	£50.8	bn	£47.1	bn	£46.5	bn

BARCLAYS PLC

UK Business Banking profit before tax increased 11% (£63m) to £653m (2005: £590m), driven by strong income growth. Performance was particularly strong in Larger Business. The first half of 2006 included an £11m contribution for a full six months from Iveco Finance, in which a 51% stake was acquired on 1st June 2005. Iveco Finance is performing in line with the acquisition business plan.

Total income increased 12% (£124m) to £1,154m (2005: £1,030m), with the increase being broadly based and driven by strong balance sheet growth.

Net interest income increased 12% (£88m) to £822m (2005: £734m) largely driven by growth in the loan portfolio.

Average lending balances increased 21% to £51.1bn (2005: £42.1bn), with good contributions from all business areas. Iveco Finance contributed £1.6bn of the growth in average lending balances. Average deposit balances increased 11% to £43.7bn (2005: £39.2bn) with good growth from both Larger Business and Medium Business.

Net fee and commission income increased 10% (£29m) to £311m (2005: £282m), principally from foreign exchange and derivative business transacted through Barclays Capital on behalf of a number of business customers.

Income from principal transactions was £19m (2005: £6m), relating principally to profit realised on the sale of three equity investments.

Impairment charges increased 56% (£36m) to £100m (2005: £64m). The increase in impairment reflected the growth in lending balances and the inclusion of Iveco Finance.

Operating expenses increased 7% (£26m) to £403m (2005: £377m) reflecting volume growth, increased expenditure on front line staff, higher revenue related costs and the inclusion of Iveco Finance. Operating expenses include a credit of £29m on the sale and leaseback of property. The cost:income ratio improved two percentage points to 35% (2005: 37%).

BARCLAYS PLC

Barclaycard

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	914		896		830
Net fee and commission income	533		518		454
Net investment income	15		—		—
Net premiums from insurance contracts	15		14		10

Total income	1,477		1,428		1,294
Net claims and benefits on insurance contracts	(6)		(5)		(2)

Total income net of insurance claims	1,471		1,423		1,292
Impairment charges	(696)		(590)		(508)

Net income	775		833		784
Operating expenses excluding amortisation of intangible assets	(471)		(531)		(430)
Amortisation of intangible assets	(8)		(8)		(9)
Operating expenses	(479)		(539)		(439)
Share of post-tax results of associates and joint ventures	1		—		1

Profit before tax	297		294		346

Cost:income ratio	33%		38%		34%
Cost:net income ratio	62%		65%		56%

Risk Tendency	£1,340	m	£1,100	m	£980	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£24.8	bn	£24.0	bn	£23.1	bn
Total assets	£26.6	bn	£25.8	bn	£24.2	bn
Risk weighted assets	£24.0	bn	£21.8	bn	£21.3	bn

BARCLAYS PLC

Barclaycard profit before tax decreased 14% (£49m) to £297m (2005: £346m) as strong income growth was more than offset by higher impairment charges and increased costs from the continued development of the International businesses.

Total income net of insurance claims increased 14% (£179m) to £1,471m (2005: £1,292m) driven by good performances across the diversified UK cards and consumer loans businesses and Barclaycard Business, and by very strong momentum in international cards.

Net interest income increased 10% (£84m) to £914m (2005: £830m). UK average extended credit card balances fell 7% to £8.2bn (2005: £8.8bn), reflecting lower promotional rate balances and tighter lending criteria. UK average consumer lending balances increased 17% to £11.6bn (2005: £9.9bn). International average extended credit card balances rose 35% to £2.3bn (2005: £1.7bn).

Net fee and commission income increased 17% (£79m) to £533m (2005: £454m) as a result of increased contributions from SkyCard, FirstPlus, Barclaycard Business and Barclaycard International.

Investment income of £15m represents the proceeds arising from the sale of part of the stake in MasterCard Inc, as part of its flotation.

Impairment charges increased 37% (£188m) to £696m (2005: £508m). Relative to the second half of 2005, impairment charges increased 18%. The increase was driven by a rise in delinquent balances, increased numbers of bankruptcies and lower rates of recovery from customers in the UK cards and loans businesses. The rise in delinquent balances is reflected in a significant increase in non-performing loans.

Operating expenses increased 9% (£40m) to £479m (2005: £439m), which included a gain from the sale and leaseback property of £38m. Excluding this gain, underlying operating expenses increased 18% (£78m) to £517m largely as a result of the continued investment in Barclaycard US and the development of the UK Partnerships business.

Barclaycard International continued its growth strategy, with the continental European businesses delivering excellent results and the Swedbank joint venture performing in line with its business plan. Barclaycard International loss before tax increased to £4m (2005: loss £3m). The loss before tax for Barclaycard US was £21m (2005: loss £13m). The performance and integration of Barclaycard US proceeded in line with expectations, with continued strong growth in balances and customer numbers and the creation of a number of new partnerships.

BARCLAYS PLC

International Retail and Commercial Banking

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	847		776		274
Net fee and commission income	669		534		171
Net trading income	3		(3)		6
Net investment income	47		76		67
Principal transactions	50		73		73
Net premiums from insurance contracts	174		167		60
Other income	34		46		14

Total income	1,774		1,596		592
Net claims and benefits on insurance contracts	(119)		(120)		(85)

Total income net of insurance claims	1,655		1,476		507
Impairment charges	(68)		(24)		(8)

Net income	1,587		1,452		499
Operating expenses excluding amortisation of intangible assets	(1,030)		(974)		(343)
Amortisation of intangible assets	(45)		(45)		(2)
Operating expenses	(1,075)		(1,019)		(345)
Share of post-tax results of associates and joint ventures	27		26		20

Profit before tax	539		459		174

Cost:income ratio	65%		69%		68%
Cost:net income ratio	68%		70%		69%

Risk Tendency	£195	m	£175	m	£75	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£50.4	bn	£49.3	bn	£21.7	bn
Customer accounts	£23.0	bn	£22.6	bn	£9.6	bn
Total assets	£65.1	bn	£63.6	bn	£30.0	bn
Risk weighted assets	£42.1	bn	£41.2	bn	£18.9	bn

BARCLAYS PLC

International Retail and Commercial Banking profit before tax increased £365m to £539m (2005: £174m). The increase reflected the inclusion of International Retail and Commercial Banking - Absa profit before tax of £317m for 2006 and strong underlying organic growth in Europe.

BARCLAYS PLC

International Retail and Commercial Banking - excluding Absa

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	296		288		274
Net fee and commission income	226		206		171
Net trading income	12		25		6
Net investment income	29		21		67
Principal transactions	41		46		73
Net premiums from insurance contracts	50		69		60
Other income	14		9		14

Total income	627		618		592
Net claims and benefits on insurance contracts	(65)		(76)		(85)

Total income net of insurance claims	562		542		507
Impairment charges	(16)		(5)		(8)

Net income	546		537		499
Operating expenses excluding amortisation of intangible assets	(341)		(391)		(343)
Amortisation of intangible assets	(4)		(4)		(2)
Operating expenses	(345)		(395)		(345)
Share of post-tax results of associates and joint ventures	21		19		20

Profit before tax	222		161		174

Cost:income ratio	61%		73%		68%
Cost:net income ratio	63%		74%		69%

Risk Tendency	£70	m	£75	m	£75	m

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£27.0	bn	£25.4	bn	£21.7	bn
Customer accounts	£10.9	bn	£10.4	bn	£9.6	bn
Total assets	£35.8	bn	£34.2	bn	£30.0	bn
Risk weighted assets	£21.4	bn	£20.4	bn	£18.9	bn

BARCLAYS PLC

International Retail and Commercial Banking - excluding Absa performed well, with profit before tax increasing 28% (£48m) to £222m (2005: £174m). The performance was broad based, with stronger underlying profits in all geographies. Underlying profit before tax, excluding gains from asset sales of £55m (2005: £31m), increased 17% (£24m) to £167m (2005: £143m).

Total income net of insurance claims increased 11% (£55m) to £562m (2005: £507m). Underlying income increased 18% (£86m) to £562m (2005: £476m excluding gains from asset sales of £31m).

Net interest income increased 8% (£22m) to £296m (2005: £274m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 25% to £26.2bn (2005: £20.9bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 25%. Growth in European mortgages as a proportion of total balances and competitive pressures in key European markets contributed to lower lending margins. Average customer deposits increased 12% to £10.2bn (2005: £9.1bn), with deposit margins rising modestly.

Net fee and commission income increased 32% (£55m) to £226m (2005: £171m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 14%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions reduced to £41m (2005: £73m), which in 2005 included £23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges increased to £16m (2005: £8m), principally as a result of the absence in 2006 of one-off recoveries which arose in 2005 in Africa and the Middle East.

Operating expenses were flat at £345m, including gains from the sale and leaseback of property in Spain of £55m. Excluding these gains, underlying operating expenses increased 16% to £400m (2005: £345m). The increase was below the growth in underlying income, and reflected the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France.

Barclays Spain continued to perform strongly. Profit before tax increased 155% (£76m) to £125m (2005: £49m). Excluding asset sales of £55m (2005: £8m) and integration costs of £16m (2005: £28m), profit before tax increased 25% (£17m) to £86m (2005: £69m). This was driven by the continued realisation of benefits from the integration of Banco Zaragozano, together with good growth in mortgages and assets under management. Profit before tax also increased strongly in Portugal reflecting good flows of new customers and increased business volumes. France performed well as a result of good organic growth and the acquisition of ING Ferri.

Africa and the Middle East profit before tax was in line with prior year at £62m (2005: £62m). This reflected balance sheet growth across the businesses offset by continued investment and higher impairment charges as a result of the absence of one off recoveries that arose in 2005.

The share of post tax profits from associates increased £1m to £21m (2005: £20m) reflecting an increased contribution from FirstCaribbean.

BARCLAYS PLC

International Retail and Commercial Banking - Absa

	Half-year ended 30.06.06		Period from 27.07.05 until 31.12.05[1]
	£m		£m
Net interest income	551		488
Net fee and commission income	443		328
Net trading income	(9)		(28)
Net investment income	18		55
Principal transactions	9		27
Net premiums from insurance contracts	124		98
Other income	20		37

Total income	1,147		978
Net claims and benefits on insurance contracts	(54)		(44)

Total income net of insurance claims	1,093		934
Impairment charges	(52)		(19)

Net income	1,041		915
Operating expenses excluding amortisation of intangible assets	(689)		(583)
Amortisation of intangible assets	(41)		(41)
Operating expenses	(730)		(624)
Share of post-tax results of associates and joint ventures	6		7

Profit before tax	317		298

Cost:income ratio	67%		67%
Cost:net income ratio	70%		68%

Risk Tendency	£125	m	£100	m

	As at
	30.06.06		31.12.05
Loans and advances to customers	£23.4	bn	£23.9	bn
Customer accounts	£12.1	bn	£12.2	bn
Total assets	£29.3	bn	£29.4	bn
Risk weighted assets	£20.7	bn	£20.8	bn

[1]	Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

BARCLAYS PLC

Barclays Capital

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	495		540		525
Net fee and commission income	516		403		373
Net trading income	2,139		1,116		1,115
Net investment income	277		253		160
Principal transactions	2,416		1,369		1,275
Other income	10		12		8

Total income	3,437		2,324		2,181
Impairment charges	(70)		(59)		(52)

Net income	3,367		2,265		2,129
Operating expenses excluding amortisation of intangible assets	(2,120)		(1,583)		(1,378)
Amortisation of intangible assets	(1)		(1)		(1)
Operating expenses	(2,121)		(1,584)		(1,379)

Profit before tax	1,246		681		750

Cost:income ratio	62%		68%		63%
Cost:net income ratio	63%		70%		65%

Risk Tendency	£125	m	£110	m	£80	m

Average net income generated per member of staff (‘000)	£330		£242		£259

	As at
	30.06.06		31.12.05		30.06.05
Total assets	£659.3	bn	£601.2	bn	£573.1	bn
Risk weighted assets	£130.5	bn	£116.7	bn	£107.2	bn

BARCLAYS PLC

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 66% (£496m) to £1,246m (2005: £750m). This was the result of the very strong income performance which was driven by higher business volumes and client activity levels. Net income increased 58% (£1,238m) to £3,367m (2005: £2,129m). Profit before tax for Absa Capital was £45m. Excluding Absa Capital, profit before tax increased by 60%.

Total income increased 58% (£1,256m) to £3,437m (2005: £2,181m) as a result of very strong growth across the Rates and Credit businesses. Income grew across all asset classes, in particular interest rate products, equity products, currency products, emerging markets, credit products and commodities. Income by geography was well spread with significant contributions from the US, Europe and Asia. The top line performance reflects returns from past investments and the strength of the client franchise. Average DVaR grew to £36m (2005: £30m) well below the rate of income growth.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 62% (£1,111m) to £2,911m (2005: £1,800m).

Net trading income increased 92% (£1,024m) to £2,139m (2005: £1,115m) with very strong contributions across the Rates and Credit businesses, in particular equities, commodities, fixed income and credit derivatives. These results were driven by higher volumes of client led activity and favourable market conditions. Net investment income increased 73% (£117m) to £277m (2005: £160m) driven by investment realisations, primarily in Private Equity and structured capital markets. Net interest income decreased 6% (£30m) to £495m (2005: £525m) driven by lower contributions from money markets.

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 38% (£143m) to £516m (2005: £373m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from bonds, European leveraged loans and convertibles issuances.

Impairment charges of £70m relate primarily to impairment charges on available for sale assets of £83m, partially offset by recoveries in the loan portfolio. The impairment charge on available for sale assets arose where an intention to sell caused losses in the available for sale portfolio to be treated as other than temporary in nature. The impairment charge arose from interest rate movements rather than credit deterioration. There is a corresponding gain recognised in net trading income.

Operating expenses increased 54% (£742m) to £2,121m (2005: £1,379m), reflecting higher performance related costs due to strong results. The cost:net income ratio improved to 63% (2005: 65%). Staff costs to net income ratio improved to 51% (2005: 52%). Compared with the first half of 2005, performance related pay, discretionary investment spend and short-term contractor resource represented a higher proportion of operating expenses of 54% (2005: 46%).

Total headcount increased by 600 during the first half of 2006 to 10,500 (31st December 2005: 9,900). Growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support greater business volumes.

BARCLAYS PLC

Barclays Global Investors

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	7		9		6
Net fee and commission income	837		727		570
Net trading income	1		—		2
Net investment income	—		—		4
Principal transactions	1		—		6

Total income	845		736		582
Operating expenses excluding amortisation of intangible assets	(479)		(435)		(340)
Amortisation of intangible assets	(2)		(2)		(2)
Operating expenses	(481)		(437)		(342)
Share of post-tax results of associates and joint ventures	—		—		1

Profit before tax	364		299		241

Cost:income ratio	57%		59%		59%
Average net income generated per member of staff (‘000)	£360		£330		£298

	As at
	30.06.06		31.12.05		30.06.05
Total assets	£77.3	bn	£80.9	bn	£68.9	bn
Risk weighted assets	£1.4	bn	£1.5	bn	£1.4	bn

BARCLAYS PLC

Barclays Global Investors (BGI) delivered excellent growth in profit before tax, increasing 51% (£123m) to £364m (2005: £241m), reflecting exceptionally strong income growth. The performance was broad-based by products, distribution channels and geographies.

Net fee and commission income increased 47% (£267m) to £837m (2005: £570m). The very strong income performance was attributable to increased management and incentive fees, particularly in the iShares and active businesses. Incentive fees increased 41% (£31m) to £107m (2005: £76m). Higher asset values, driven by good net new inflows and higher market levels, and a strong investment performance, contributed to the growth in income.

Operating expenses increased 41% (£139m) to £481m (2005: £342m) as a result of higher performance based expenses, significant investment in key growth initiatives and ongoing investment in product development and infrastructure. The cost:income ratio improved to 57% (2005: 59%).

Total headcount rose by 100 to 2,400 (31st December 2005: 2,300). Headcount increased in all regions, across product groups and the support functions, reflecting continued investment to support strategic initiatives.

Total assets under management of £877bn remained in line with 2005 year-end levels (31st December 2005: £881bn). Net new inflows of £17bn and positive market move impact of £27bn were more than offset by the adverse impact of exchange rate movements of £48bn. In US$ terms assets under management increased by US$110bn to US$1,623bn (31st December 2005: US$1,513bn), comprising US$30bn of net new assets, US$43bn of favourable market movements and US$37bn of exchange rate movements.

BARCLAYS PLC

Wealth Management

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	178		169		160
Net fee and commission income	336		306		283
Net trading income	—		—		—
Net investment income	—		—		5
Principal transactions	—		—		5
Other income	(1)		—		(1)

Total income	513		475		447
Impairment charges	(1)		(1)		(1)

Net income	512		474		446
Operating expenses excluding amortisation of intangible assets	(400)		(391)		(361)
Amortisation of intangible assets	(2)		(1)		(1)
Operating expenses	(402)		(392)		(362)

Profit before tax	110		82		84

Cost:income ratio	78%		83%		81%
Cost:net income ratio	79%		83%		81%

Risk Tendency	£10	m	£5	m	£5	m

Average net income generated per member of staff (‘000)	£70		£66		£62

	As at
	30.06.06		31.12.05		30.06.05
Loans and advances to customers	£5.1	bn	£4.7	bn	£4.4	bn
Customer accounts	£25.0	bn	£23.1	bn	£22.5	bn
Total assets	£6.8	bn	£6.1	bn	£5.8	bn
Risk weighted assets	£4.9	bn	£4.1	bn	£4.5	bn

BARCLAYS PLC

Wealth Management profit before tax rose 31% (£26m) to £110m (2005: £84m), driven by broad based income growth and favourable market conditions, partially offset by increased volume related costs and increased investment in people and infrastructure to support future growth.

Total income increased 15% (£66m) to £513m (2005: £447m).

Net interest income increased 11% (£18m) to £178m (2005: £160m) reflecting growth in both customer deposits and customer lending. Average loans to customers grew 16% to £4.9bn, driven mainly by increased lending to offshore and private banking clients. Average customer deposits grew 10% (£2.3bn) to £24.5bn (2005: £22.2bn).

Net fee and commission income increased 19% (£53m) to £336m (2005: £283m). The increase reflected growth in client assets and higher transactional income, including increased sales of investment products to private banking and financial planning clients, and higher stockbroking volumes.

Operating expenses increased 11% (£40m) to £402m (2005: £362m) with greater volume related and investment costs. Investment costs include increased hiring and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:net income ratio improved two percentage points to 79% (2005: 81%).

Total client assets, comprising customer deposits and client investments, increased to £84.7bn (31st December 2005: £78.3bn) reflecting good net new asset inflows and favourable market conditions.

BARCLAYS PLC

Wealth Management - closed life assurance activities

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	(4)		2		(16)
Net fee and commission income	25		26		18
Net trading income	1		—		—
Net investment income	24		144		115
Principal transactions	25		144		115
Net premiums from insurance contracts	93		95		100
Other income	6		10		1

Total income	145		277		218
Net claims and benefits on insurance contracts	(82)		(208)		(167)

Total income net of insurance claims	63		69		51
Operating expenses	(54)		(73)		(54)

Profit/(loss) before tax	9		(4)		(3)

Cost:income ratio	86%		106%		106%

	As at
	30.06.06		31.12.05		30.06.05
Total assets	£7.2	bn	£7.3	bn	£6.7	bn

BARCLAYS PLC

Wealth Management - closed life assurance activities profit before tax was £9m (2005: loss £3m) predominantly due to lower funding costs and reduced customer redress costs in 2006.

Profit before tax excluding customer redress costs of £34m was £43m (2005: £37m).

Total income increased to £63m (2005: £51m) due to reduced funding costs.

Operating expenses remained steady at £54m. Costs relating to redress for customers decreased to £34m (2005: £40m) whilst other operating expenses increased to £20m (2005: £14m).

BARCLAYS PLC

Head office functions and other operations

	Half-year ended
	30.06.06		31.12.05		30.06.05
	£m		£m		£m
Net interest income	8		23		137
Net fee and commission income	(183)		(228)		(170)
Net trading income	55		30		55
Net investment income	(6)		3		5
Principal transactions	49		33		60
Net premiums from insurance contracts	93		86		60
Other income	10		17		7

Total income	(23)		(69)		94
Impairment (charges)/releases	(24)		(3)		2

Net (loss)/income	(47)		(72)		96
Operating expenses excluding amortisation of intangible assets	(106)		(208)		(135)
Amortisation of intangible assets	(4)		(3)		(1)
Operating expenses	(110)		(211)		(136)

Loss before tax	(157)		(283)		(40)

Risk Tendency	£25	m	£25	m	£35	m

	As at
	30.06.06		31.12.05		30.06.05
Total assets	£9.3	bn	£9.3	bn	£12.4	bn
Risk weighted assets	£3.4	bn	£4.0	bn	£5.6	bn

BARCLAYS PLC

Head office functions and other operations loss before tax increased £117m to £157m (2005: loss £40m). This reflects the reduced interest income on capital retained within Treasury, following the acquisition of Absa Group Limited, partially offset by lower net impact of asymmetric consolidation adjustments, and lower operating expenses following the head office relocation to Canary Wharf in 2005.

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Consolidation adjustments necessary to eliminate the inter-segment transactions, including adjustments to eliminate the timing differences on the recognition of inter-segment income and expenses, are included in Head Office functions and other operations.

The impact of such asymmetric consolidation adjustments reduced by £51m to £81m (2005: £132m). These adjustments related to the timing of the recognition of insurance commissions included in Barclaycard and UK Banking amounting to £35m (2005: £49m); internal fees for structured capital markets activities of £41m (2005: £63m); and fees paid to Barclays Capital for capital raising and risk management advice of £5m (2005: £32m).

Net interest income reduced £129m to £8m (2005: £137m) mainly due to a reduction in net interest income retained in Treasury as 2005 included interest earned on excess capital held in anticipation of the acquisition of Absa Group Limited. Treasury’s net interest income also included the hedge ineffectiveness for the period, which together with other related Treasury adjustments, amounted to a loss of £3m (2005: £35m gain) and the cost of hedging the foreign exchange risk on the Group’s investment in Absa, which amounted to £39m (2005: £nil).

Net trading income of £55m (2005: £55m) includes £59m (2005: £nil) in respect of a hedge of the translation exposure arising from Absa’s Rand earnings, of which £10m was realised at 30th June 2006.

Impairment charges increased £26m to £24m (2005: recovery £2m). The increase was driven by impairment in the transition businesses.

Operating expenses decreased £26m to £110m (2005: £136m), primarily due to the elimination in 2006 of expenses incurred in 2005 relating to the head office relocation to Canary Wharf (2005: £52m).

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Cash and balances at central banks	7	6	3
Financial instruments	1,406	1,305	967
Loans and advances to banks	523	251	439
Loans and advances to customers	7,883	7,275	5,669
Other	725	747	570

Interest income	10,544	9,584	7,648

Deposits from banks	(1,263)	(1,102)	(954)
Customer accounts	(1,844)	(1,530)	(1,185)
Debt securities in issue	(2,388)	(1,913)	(1,355)
Subordinated liabilities	(340)	(312)	(293)
Other	(305)	(352)	(161)

Interest expense	(6,140)	(5,209)	(3,948)

Net interest income	4,404	4,375	3,700

Group net interest income increased 19% (£704m) to £4,404m (2005: £3,700m). The inclusion of Absa added net interest income of £600m in the first half of 2006. Group net interest income excluding Absa grew 3%.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to £47m (2005: £58m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes £48m (2005: £30m) accrued on impaired loans.

BARCLAYS PLC

FINANCIAL REVIEW

Net fee and commission income

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Fee and commission income	4,077	3,558	2,872
Fee and commission expense	(425)	(393)	(332)

Net fee and commission income	3,652	3,165	2,540

Fee and commission income rose 42% (£1,205m) to £4,077m (2005: £2,872m). The inclusion of Absa increased fee and commission income by £479m in the first half of 2006. Excluding Absa, fee and commission income grew 25%, driven by a broad based performance across the Group, particularly within Barclays Global Investors reflecting increases in both management and incentive fees, higher asset values, higher market levels and a strong investment performance.

Fee and commission expense increased 28% (£93m) to £425m (2005: £332m), largely reflecting the inclusion of Absa, which added £43m, and increases in Barclaycard.

Net fee and commission income increased 44% (£1,112m) to £3,652m (2005: £2,540m). The inclusion of Absa increased net fee and commission income by £436m in the first-half of 2006. Group net fee and commission income excluding Absa grew 27%, reflecting growth across all businesses.

Total foreign exchange income was £457m (2005: £298m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within trading income.

BARCLAYS PLC

FINANCIAL REVIEW

Principal transactions

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Rates related business	1,636	873	859
Credit related business	565	272	317

Net trading income	2,201	1,145	1,176

Cumulative gain from disposal of available for sale assets/investment securities	120	33	87
Dividend income	18	9	13
Net income from financial instruments designated at fair value	86	214	175
Other investment income	150	229	98

Net investment income	374	485	373

Principal transactions	2,575	1,630	1,549

Most of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 87% (£1,025m) to £2,201m (2005: £1,176m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular in fixed income, equities, commodities and credit derivative products. This was driven by higher volumes of client-led activity across a broad range of products and geographical regions and by the continued return on prior year investments. The inclusion of Absa increased net trading income by £31m in the first-half of 2006. Group net trading income excluding Absa grew 85%.

Net investment income remained flat at £374m (2005: £373m). The inclusion of Absa increased net investment income by £32m in the first-half of 2006.

The cumulative gain from disposal of available for sale assets and investment securities increased 38% (£33m) to £120m (2005: £87m) driven by investment realisations primarily in Private Equity.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £46m (2005: £149m).

BARCLAYS PLC

FINANCIAL REVIEW

Net premiums from insurance contracts

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Gross premiums from insurance contracts	536	524	385
Premiums ceded to reinsurers	(26)	(23)	(14)

Net premiums from insurance contracts	510	501	371

Net premiums from insurance contracts increased 37% (£139m) to £510m (2005: £371m). The inclusion of Absa increased net premiums from insurance contracts by £124m in the first half of 2006. Group net premiums from insurance contracts excluding Absa increased 4% reflecting growth in UK consumer lending.

Other income

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(2,960)	2,349	6,885
Decrease/(increase) in liabilities held in respect of linked liabilities to customers under investment contracts	2,960	(2,349)	(6,885)
Property rentals	28	29	25
Other	33	69	24

Other income	61	98	49

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

Net claims and benefits paid on insurance contracts

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Gross claims and benefits paid on insurance contracts	235	398	296
Reinsurers’ share of claims paid	(2)	(40)	(9)

Net claims and benefits paid on insurance contracts	233	358	287

Net claims and benefits paid on insurance contracts decreased 19% (£54m) to £233m (2005: £287m). The inclusion of Absa increased net claims and benefits by £54m. Net claims and benefits paid on insurance contracts excluding Absa decreased 38%, principally reflecting lower claims and benefits in Wealth Management - closed life assurance activities due to market conditions in the period.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Impairment charges on loans and advances
- New and increased impairment allowances	1,257	1,184	945
- Releases	(151)	(199)	(134)
- Recoveries	(125)	(124)	(98)

Impairment charges on loans and advances (see note 5)	981	861	713

Credit provisions
Charges for the period in respect of provision for undrawn contractually committed facilities and guarantees provided	(7)	—	(7)

Impairment charges on loans and advances and credit provisions	974	861	706

Impairment on available for sale assets	83	4	—

Total impairment charges	1,057	865	706

Total impairment charges increased 50% (£351m) to £1,057m (2005: £706m).

Impairment charges on loans and advances and credit provisions

Impairment charges on loans and advances and credit provisions increased 38% (£268m) to £974m (2005: £706m). Excluding Absa (£53m), the increase was 30% and reflected the continued challenging credit environment in UK unsecured retail lending. Steady conditions in the wholesale sector persisted, with a low level of corporate defaults.

In the UK, consumers faced continued pressure on household cash flows. High debt levels and changing social attitudes to bankruptcy and debt default contributed to increased impairment charges. In UK credit cards, the quality of new business continued to improve, reflecting a continued tightening of underwriting standards. Despite these improvements, the value of debt in arrears rose because of an increase in the average value of debt per customer whilst the number of customers in delinquency decreased. In unsecured loans, delinquency rates were steady in the first half of 2006 and customers in delinquency decreased but the higher rate of bankruptcy has increased the level of charge-offs. Impairment on unsecured loans grew but at a slower rate than seen in UK Cards.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. Smaller business continued to see some deterioration in delinquency rates from a historically low base.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges on loans and advances and credit provisions (continued)

Group impairment charges on loans and advances on an annualised basis amounted to 0.61% (2005: 0.52%), as a percentage of period-end total loans and advances of £320,831m (30th June 2005: £275,188m).

Retail impairment charges increased to £839m (2005: £582m), including £39m in respect of Absa. Retail impairment charges on loans and advances on an annualised basis amounted to 1.25% (2005: 1.06%) of period end loans and advances of £134,534m (30th June 2005: £109,566m).

In the wholesale and corporate businesses, impairment charges on loans and advances increased to £142m (2005: £131m), including £13m in respect of Absa. The increase occurred primarily in UK Business Banking and reflected the growth in lending balances and the inclusion of Iveco Finance. The wholesale and corporate impairment charge on an annualised basis amounted to 0.15% (2005: 0.16%) as a percentage of period end total loans and advances of £186,297m (30th June 2005: £165,622m).

Impairment on available for sale assets

Impairment charges of £83m related to losses on assets in the available for sale portfolio where an intention to sell caused the losses to be treated as other than temporary in nature. This impairment charge arose from interest rate movements rather than credit deterioration. There was a corresponding gain which was recognised in net trading income.

BARCLAYS PLC

FINANCIAL REVIEW

Operating expenses

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Staff costs (refer to page 44)	4,147	3,464	2,854
Administrative expenses	1,916	2,061	1,382
Depreciation	207	210	152
Impairment loss - property and equipment	6	—	—
- intangible assets	—	9	—
Operating lease rentals	168	179	137
Gains on sale and leaseback of property	(238)	—	—
Amortisation of intangible assets	63	62	17

Operating expenses	6,269	5,985	4,542

Operating expenses increased 38% (£1,727m) to £6,269m (2005: £4,542m). The inclusion of Absa added operating expenses of £781m. Group operating expenses excluding Absa grew 21%, reflecting a higher level of business activity and an increase in performance related pay.

Operating expenses were reduced by gains from the sale and leaseback of property of £238m (2005: £nil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio. The gains within UK Banking of £145m were largely offset by incremental investment.

Administrative expenses increased 39% (£534m) to £1,916m (2005: £1,382m). The inclusion of Absa added administrative expenses of £314m in the first half of 2006. Group administrative expenses excluding Absa grew 16% principally as a result of higher business activity in Barclays Global Investors, Barclays Capital and Barclaycard International.

Operating lease rentals increased 23% (£31m) to £168m (2005: £137m). The inclusion of Absa added operating lease rentals of £43m in the first half of 2006 which more than offset the absence of double occupancy costs incurred in 2005, associated with the head office relocation to Canary Wharf.

The increase in the amortisation of intangible assets primarily arises following the acquisition of Absa Group Limited on 27th July 2005.

The Group cost:income ratio remained flat at 57% (2005: 57%). This reflected improved productivity across all businesses, which was offset by the inclusion of Absa. The Group cost:net income ratio was 63% (2005: 63%).

BARCLAYS PLC

FINANCIAL REVIEW

Staff costs

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Salaries and accrued incentive payments	3,364	2,780	2,256
Social security costs	292	215	197
Pension costs
- defined contribution plans	55	36	40
- defined benefit plans	142	115	156
Other post retirement benefits	15	14	13
Other	279	304	192

Staff costs	4,147	3,464	2,854

Staff costs increased 45% (£1,293m) to £4,147m (2005: £2,854m). The inclusion of Absa added staff costs of £347m. Excluding the impact of Absa, staff costs increased 33%.

Salaries and accrued incentive payments rose 49% (£1,108m) to £3,364m (2005: £2,256m). The inclusion of Absa added £316m. Excluding Absa, salaries and accrued incentive payments rose 35%, principally due to performance related payments in Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of £147m (2005: £155m) in respect of the Group’s main UK pension schemes.

BARCLAYS PLC

FINANCIAL REVIEW

Staff numbers

	As at
	30.06.06	31.12.05	30.06.05
Staff numbers:
UK Banking	41,500	39,800	40,600
UK Retail Banking	33,600	32,000	33,000
UK Business Banking	7,900	7,800	7,600
Barclaycard	8,400	7,800	7,200
International Retail and Commercial Banking	47,000	45,400	12,400
International Retail and Commercial Banking-ex Absa	13,300	12,700	12,400
International Retail and Commercial Banking-Absa	33,700	32,700	—
Barclays Capital	10,500	9,900	8,400
Barclays Global Investors	2,400	2,300	2,100
Wealth Management	7,500	7,200	7,200
Head office functions and other operations	1,000	900	900

Total Group permanent and fixed term contract staff worldwide	118,300	113,300	78,800
Agency staff worldwide	8,700	7,000	4,300

Total including agency staff	127,000	120,300	83,100

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 61,900 (31st December 2005: 59,100) in the UK and 56,400 (31st December 2005: 54,200) internationally.

UK Banking staff numbers increased by 1,700 to 41,500 (31st December 2005: 39,800), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose by 600 to 8,400 (31st December 2005: 7,800), reflecting growth of 200 in Barclaycard US, and increases in operations and customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers by 1,600 to 47,000 (31st December 2005: 45,400). International Retail and Commercial Banking - excluding Absa increased staff numbers by 600 to 13,300 (31st December 2005: 12,700), mainly due to growth in continental Europe. International Retail and Commercial Banking - Absa increased staff numbers by 1,000 to 33,700 (31st December 2005: 32,700), reflecting continued growth in the business.

Barclays Capital staff numbers rose by 600 to 10,500 (31st December 2005: 9,900). Growth was broadly based across all regions and reflected investments in the front office, systems development and control functions to support greater business volumes. The growth year on year includes the impact of Absa Capital staff, which were included from July 2005.

Barclays Global Investors increased staff numbers by 100 to 2,400 (31st December 2005: 2,300) reflecting investment to support strategic initiatives.

Wealth Management staff numbers rose by 300 to 7,500 (31st December 2005: 7,200) to support the expansion of the business.

BARCLAYS PLC

FINANCIAL REVIEW

Head office functions and other operations staff numbers grew 100 to 1,000 (31st December 2005: 900).

Agency staff numbers rose by 1,700 to 8,700 (31st December 2005: 7,000), largely due to an increase in Absa.

BARCLAYS PLC

FINANCIAL REVIEW

Share of post-tax results of associates and joint ventures

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Profit from associates	29	38	15
Profit/(loss) from joint ventures	1	(9)	1

Share of post-tax results of associates and joint ventures	30	29	16

The share of post-tax results of associates and joint ventures increased 88% (£14m) to £30m (2005: £16m). The increase in profit from associates primarily reflects the addition of the Absa associates.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2006 (full-year 2005: 30%). The effective rate of tax for the first half of 2006, based on profit before tax, was 29.2% (2005: 26.6%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, tax-free income and adjustments to prior year tax provisions. The effective tax rate for 2006 is higher than in the prior period principally due to the higher tax rates applicable to international operations. The tax charge for the first half of the year includes £640m (2005: £477m) arising in the UK and £432m (2005: £238m) arising overseas.

Profit attributable to minority interests

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Absa Group Limited minority interests	122	116	—
Preference shares	85	80	33
Reserve capital instruments	47	28	65
Upper tier 2 instruments	7	4	7
Barclays Global Investors minority interests	26	22	19
Other minority interests	7	10	10

Profit attributable to minority interests	294	260	134

Profit attributable to minority interests increased £160m to £294m (2005: £134m) largely reflecting the acquisition of Absa Group Limited on 27th July 2005 and the associated preference share funding.

BARCLAYS PLC

FINANCIAL REVIEW

Earnings per share

	Half-year ended
	30.06.06		31.12.05		30.06.05
Profit attributable to equity holders of the parent	£2,307	m	£1,606	m	£1,841	m
Dilutive impact of convertible options	£(17	)m	£(29	)m	—

Profit attributable to equity holders of the parent including dilutive impact of convertible options	£2,290	m	£1,577	m	£1,841	m

Basic weighted average number of shares in issue	6,353	m	6,335	m	6,337	m
Number of potential ordinary shares[1]	177	m	156	m	141	m

Diluted weighted average number of shares	6,530	m	6,491	m	6,478	m

Basic earnings per ordinary share	36.3	p	25.4	p	29.1	p

Diluted earnings per ordinary share	35.1	p	24.3	p	28.4	p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within certain subsidiary entities. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 177 million (2005: 141 million).

[1]	Potential ordinary shares reflect the dilutive impact of share options outstanding.

BARCLAYS PLC

FINANCIAL REVIEW

Dividends on ordinary shares

The Board has decided to pay, on 2nd October 2006, an interim dividend for the year ended 31st December 2006 of 10.5p per ordinary share for shares registered in the books of the Company at the close of business on 18th August 2006. The interim dividend of 9.2p per ordinary share for the year ended 31st December 2005 was paid on 3rd October 2005 and the final dividend for the year ended 31st December 2005 of 17.4p per ordinary share was paid on 28th April 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 tax year in mid-October 2006.

The amount payable for the 2006 interim dividend is £667m (half-year ended 31st December 2005: £1,105m; half-year ended 30th June 2005: £582m). This amount excludes £16m payable on Barclays shares held by employee benefit trusts (half year ended 31st December 2005: £24m; half year ended 30th June 2005: £12m).

For qualifying US and Canadian resident ADR holders, the interim dividend of 10.5p per ordinary share becomes 42p per ADS (representing four shares). The ADR depositary will mail the dividend on 2nd October 2006 to ADR holders on the record on 18th August 2006.

For qualifying Japanese shareholders, the final dividend of 10.5p per ordinary share will be distributed in mid-October to shareholders on the record on 18th August 2006.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535.

BARCLAYS PLC

Analysis of amounts included in the balance sheet

Capital resources

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Shareholders’ equity excluding minority interests	17,988	17,426	16,099
Preference shares	3,435	2,977	2,971
Reserve capital instruments	1,922	1,868	1,929
Upper tier 2 instruments	586	581	586
Absa minority interests	1,397	1,351	—
Other minority interests	211	227	200
Minority interests	7,551	7,004	5,686

Total shareholders’ equity	25,539	24,430	21,785
Subordinated liabilities	13,629	12,463	11,309

Total capital resources	39,168	36,893	33,094

The authorised share capital of Barclays PLC is £2,500m (31st December 2005: £2,500m) comprising 9,996 million (31st December 2005: 9,996 million) ordinary shares of 25p shares and 1 million (31st December 2005: 1 million) staff shares of £1 each. Called up share capital comprises 6,509 million (31st December 2005: 6,490 million) ordinary shares of 25p each and 1 million (31st December 2005: 1 million) staff shares of £1 each.

Total capital resources increased £2,275m to £39,168m since 31st December 2005.

Shareholders’ equity, excluding minority interests, increased £562m since 31st December 2005. The current period increase reflects profits attributable to equity holders of the parent of £2,307m, increases in share capital and share premium of £75m and other increases in retained reserves of £120m. Offsetting these movements were dividends paid of £1,105m, decreases in the available for sale and cash flow hedging reserves of £216m and £242m respectively, a £332m decrease in the translation reserve and a £45m decrease due to changes in treasury and ESOP shares.

Subordinated liabilities rose £1,166m since 31st December 2005 reflecting capital raisings of £1,926m and accrued interest of £15m; offset by exchange rate movements of £352m, redemptions of £129m, fair value adjustments of £280m and amortisation of issue expenses of £14m.

Minority interests increased £547m since 31st December 2005. The increase primarily reflected the issue, during April 2006, of 30,000,000 preference shares of US$25 each (US$750m; £419m) with a 6.625% dividend.

BARCLAYS PLC

Capital ratios

Risk weighted assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprised:

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Risk weighted assets:
Banking book
On-balance sheet	190,979	180,808	159,927
Off-balance sheet	33,010	31,351	30,090
Associated undertakings and joint ventures	6,351	3,914	3,299

Total banking book	230,340	216,073	193,316

Trading book
Market risks	27,477	23,216	26,432
Counterparty and settlement risks	33,107	29,859	22,658

Total trading book	60,584	53,075	49,090

Total risk weighted assets	290,924	269,148	242,406

Capital resources:
Tier 1
Called up share capital	1,628	1,623	1,616
Eligible reserves	18,061	16,837	15,544
Minority interests[1]	7,629	6,634	5,237
Tier one notes[2]	941	981	957
Less: intangible assets	(7,242)	(7,180)	(4,880)

Total qualifying tier 1 capital	21,017	18,895	18,474

Tier 2
Revaluation reserves	25	25	25
Available for sale-equity gains	188	223	—
Collectively assessed impairment allowances	2,593	2,306	2,067
Minority Interests	479	515	494
Qualifying subordinated liabilities[3]
Undated loan capital	3,200	3,212	3,210
Dated loan capital	8,157	7,069	6,560

Total qualifying tier 2 capital	14,642	13,350	12,356

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes	(946)	(782)	(696)
Other deductions	(998)	(961)	(713)

	(1,944)	(1,743)	(1,409)

Total net capital resources	33,715	30,502	29,421

Tier 1 ratio	7.2%	7.0%	7.6%
Risk asset ratio	11.6%	11.3%	12.1%

[1]	Includes reserve capital instruments of £2,158m (31st December 2005: £1,735m; 30th June 2005: £1,679m). Minority interests include an issue of £500m of reserve capital instruments raised during the first half of 2006 which is eligible for inclusion in tier 1 capital. This issue is classified within subordinated liabilities on the balance sheet.
[2]	Tier one notes are included in subordinated liabilities in the consolidated balance sheet.
[3]	Subordinated liabilities are included in tier 2, subject to limits laid down in the supervisory requirements.

BARCLAYS PLC

Capital ratios (continued)

At 30th June 2006, the Tier 1 capital ratio was 7.2% and the risk asset ratio was 11.6%. From 31st December 2005, net total capital resources rose £3.2bn and risk weighted assets increased £21.8bn.

Tier 1 capital rose £2.1bn, including £1.2bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased £1.0bn primarily due to the issuance of £0.5bn of Reserve Capital Instruments and £0.6bn of preference shares. Tier 2 capital increased £1.3bn mainly as a result of the issuance of £1.4bn of loan capital.

The weakening of the Rand against Sterling had a positive impact on capital ratios for the first half of 2006.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Shareholders’ equity excluding minority interests	17,988	17,426	16,099

Available for sale reserve	(9)	(225)	(374)
Cash flow hedging reserve	172	(70)	(328)
Retained earnings
Defined benefit pension scheme	1,302	1,215	1,401
Additional companies in regulatory consolidation and non-consolidated companies	(101)	(145)	5
Foreign exchange on RCIs and upper tier 2 loan stock	398	289	390
Other adjustments	(61)	(30)	(33)

Called up share capital and eligible reserves for regulatory purposes	19,689	18,460	17,160

BARCLAYS PLC

Total assets and risk weighted assets

Total assets increased 7% to £986.1bn (31st December 2005: £924.4bn). Risk weighted assets increased 8% to £290.9bn (31st December 2005: £269.1bn).

UK Retail Banking total assets increased 1% to £70.9bn (31st December 2005: £70.4bn). Risk weighted assets increased 3% to £33.8bn (31st December 2005: £32.8bn), due to asset growth, small changes in the asset weighting mix and a reduced benefit from credit mitigation transactions in mortgages.

UK Business Banking total assets increased 6% to £63.5bn (31st December 2005: £59.9bn), reflecting strong growth in loans and advances to customers. Risk weighted assets increased 8% to £50.8bn (31st December 2005: £47.1bn), broadly in line with total asset growth.

Barclaycard total assets increased 3% to £26.6bn (31st December 2005: £25.8bn) driven by growth in lending balances. Risk weighted assets increased by 10% to £24.0bn (31st December 2005: £21.8bn) primarily due to balance sheet growth and a reduction in securitised balances.

International Retail and Commercial Banking - excluding Absa total assets increased 5% to £35.8bn (31st December 2005: £34.2bn) primarily reflected strong volume growth in continental European mortgages. Risk weighted assets increased 5% to £21.4bn (31st December 2005: £20.4bn), reflecting the balance sheet growth.

International Retail and Commercial Banking - Absa total assets were £29.3bn (31st December 2005: £29.4bn) and risk weighted assets £20.7bn (31st December 2005: £20.8bn). In Rand terms assets grew 21% to R386bn (31st December 2005: R319bn) and risk weighted assets grew 20% to R273bn (31st December 2005: R226bn). Growth in Rand terms was more than offset by the depreciation in the Rand exchange rate against Sterling.

Barclays Capital total assets increased 10% to £659.3bn (31st December 2005: £601.2bn). This was mainly attributable to increases in debt and equity securities held in the trading portfolio and in reverse repurchase agreements, as the business continued to grow in Europe, the US and Asia. Settlement balances were also higher compared to December as a result of seasonal fluctuations in trading related activity. Risk weighted assets increased 12% to £130.5bn (31st December 2005: £116.7bn). This increase reflected the growth in the business.

Barclays Global Investors total assets decreased 4% to £77.3bn (31st December 2005: £80.9bn). The substantial majority of total assets related to asset management products where equal and offsetting balances are reflected within liabilities to customers. Risk weighted assets decreased 5% to £1.4bn (31st December 2005: £1.5bn).

Wealth Management total assets increased 12% to £6.8bn (31st December 2005: £6.1bn) principally reflecting good growth in lending balances. Risk weighted assets increased 21% to £4.9bn (31st December 2005: £4.1bn).

Head office functions and other operations total assets remained flat at £9.3bn (31st December 2005: £9.3bn). Risk weighted assets decreased 15% to £3.4bn (31st December 2005: £4.0bn).

BARCLAYS PLC

Group performance management

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a new set of four year performance goals for the period 2004-2007 inclusive. The primary goal is to achieve top quartile Total Shareholder Return (TSR) relative to a peer group1 of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

In terms of progress towards Group goals, Barclays delivered Total Shareholder Return (TSR) of 38% and was positioned 7th within its peer group (third quartile) for the goal period commencing 1st January 2004. The TSR of the FTSE 100 Index for this period was 42%.

[1]	Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS.

BARCLAYS PLC

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
UK Banking	470	430	400
UK Retail Banking	195	180	170
UK Business Banking	275	250	230
Barclaycard	1,340	1,100	980
International Retail and Commercial Banking	195	175	75
International Retail and Commercial Banking-ex Absa	70	75	75
International Retail and Commercial Banking-Absa	125	100	—
Barclays Capital	125	110	80
Wealth Management	10	5	5
Transition Businesses[1]	25	25	35

	2,165	1,845	1,575

Risk Tendency increased 17% (£320m) to £2,165m (31st December 2005: £1,845m).

The principal increase in Risk Tendency occurred in Barclaycard, where Risk Tendency rose £240m to £1,340m, reflecting the deterioration of credit conditions in the UK credit card and unsecured loan market and enhancements to the methodology. Risk Tendency growth in the other businesses largely reflected credit conditions and loan growth.

[1]	Included within head office functions and other operations.

BARCLAYS PLC

ADDITIONAL INFORMATION

Group reporting changes in 2006

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on 2005 and 2004 results.

Barclays has realigned a number of reportable business segments based on the reorganisation of certain portfolios better to reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group’s policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The restatements have no impact on the Group Income Statement or Balance Sheet.

Group structure changes - effective 1st January 2006

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance (formerly Mortgages). A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking.

UK Business Banking comprises Larger Business and Medium Business including Asset and Sales Finance. A number of financial institution, large corporate and property clients previously within UK Business Banking are now managed by and reported in Barclays Capital. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking. Certain portfolios have been reclassified as businesses in transition and are now managed and reported in Head office functions and other operations.

International Retail and Commercial Banking - Absa. The majority of Absa Corporate and Merchant Banking has been relaunched as Absa Capital and is being managed and reported in Barclays Capital.

Barclays Capital has added a number of financial institutions, large corporates and property companies previously managed within UK Business Banking and International Retail and Commercial Banking - Absa.

Head office functions and other operations. Certain lending portfolios previously managed within UK Business Banking have been reclassified as businesses in transition. These businesses are now centrally managed with the objective of maximising the recovery from these assets.

The structure remains unchanged for: Barclays Global Investors; Wealth Management; Wealth Management - closed life assurance activities; Barclaycard and; International Retail and Commercial Banking excluding - Absa.

BARCLAYS PLC

ADDITIONAL INFORMATION

Changes to internal cost of funding - effective 1st January 2006

All transactions between the businesses are conducted on an arm’s length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised Treasury function which manages the Group’s capital base, generating a net interest income. Previously the net interest income was allocated to the businesses based on the level of economic capital held by each business as a proportion of that held by the Group, which ensured a nil net interest income result in Treasury. The allocation is now determined by applying Treasury’s effective rate of return on capital to the average economic capital held by each business.

Changes to risk weighted assets by business - effective 1st January 2006

Under the Group’s securitisation programme, certain portfolios of loans and advances to customers and other assets subject to securitisation or similar risk transfer are adjusted in calculating the Group’s risk weighted assets. With effect from 1st January 2006 the costs associated with each securitisation, which were previously held centrally, will be allocated to the relevant businesses. The regulatory capital adjustments arising from the securitisation programme will be attributed to the business which bears the costs.

Acquisitions and disposals

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business. This business consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African Branch of International Retail and Commercial Banking - excluding Absa, together with the associated assets and liabilities.

On 29th June 2006, a wholly-owned subsidiary of Barclays Bank PLC acquired a 16% minority equity stake in Greenergy International Limited, a UK based fuels and biofuels company, for a cash consideration of £12m.

BARCLAYS PLC

ADDITIONAL INFORMATION

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2005 Annual Report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2005.

Future accounting developments

IFRS 7 (‘Financial Instruments Disclosures’) and an amendment to IAS 1 (‘Presentation of Financial Statements’) on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

Consideration will be given during 2006 to the implications, if any, of the following International Financial Reporting Interpretations Committee (IFRIC) interpretations issued during 2005 and 2006 which first apply to accounting periods beginning on or after 1st January 2007:

•	Interpretation 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

•	Interpretation 8 - Scope of IFRS 2

•	Interpretation 9 - Reassessment of Embedded Derivatives

•	Interpretation 10 - Interim Financial Reporting and Impairment.

Share capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares was renewed at the 2006 Annual General Meeting.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere.

In the EU as a whole, this includes an inquiry into retail banking in all 25 member states by the European Commission’s Directorate General for Competition. The inquiry is looking at retail banking in Europe generally and the Group is co-operating with the inquiry. The outcome of the inquiry is unclear, but it may have an impact on retail banking in one or more of the EU countries in which the Group operates and therefore on the Group’s business in that sector.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result of its inquiries, the OFT commenced a market study on PPI in April 2006. The impact of the study is not known at present.

In relation to UK consumer credit:

•	The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector.

•	The OFT also has a continuing investigation into the level of late and over-limit fees on credit cards. The OFT announced its findings on 5th April 2006 requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it will be reducing its late and over-limit fees on credit cards.

On 7th September 2006, the OFT announced that it had decided to undertake further work on the application to current accounts of its findings on credit card fees. The OFT expect this work to take three to six months, at which stage the OFT will consider whether a further detailed investigation of the fairness of individual bank default charges is needed

The OFT announced in January 2006 that it would be reviewing the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to Small and Medium Sized Enterprises. The OFT commenced the review in April 2006 and anticipates that it will take nine months. The Group is cooperating fully with that review.

BARCLAYS PLC

ADDITIONAL INFORMATION

Recent developments

Barclays announced on 13th March 2006, that it had signed a non-binding Letter of Intent with Canadian Imperial Bank of Commerce (CIBC) for the sale of Barclays 43.7% stake in FirstCaribbean International Bank (FirstCaribbean) to CIBC. On 29th June 2006 Barclays announced that it had entered into a definitive agreement for the sale of the stake to CIBC for approximately US$1.08 billion. CIBC has the option of paying for the transaction in cash, CIBC common shares, or a combination of cash and shares, the relative proportions of which CIBC will determine before completion. Barclays would not intend to be a long term holder of any CIBC shares it may receive in connection with this transaction. The transaction, which is subject to a number of conditions, including the receipt of applicable regulatory approvals, is anticipated to complete in late 2006.

Barclays announced on 22nd June 2006 that it had entered into an agreement to purchase the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation for a consideration of US$469 million.

Barclays announced on 21st August 2006 that shareholders representing 96% of the share capital of Rank Investments and Credits (India) Limited (“Rank”) have agreed to the subscription of equity and preference shares of Rank by Barclays Bank PLC for a total consideration of US$7.5m in cash. Following such subscription, Barclays will effectively own approximately 99.28% of the equity share capital of Rank. Completion of the transaction is conditional upon no objection being raised by the Reserve Bank of India or any other Indian governmental authority during the 30 day period following public announcement of the proposed transaction in India.

Barclays and Argos Retail Group announced on 23rd August 2006 that that they had signed a Shareholders’ Agreement to form a 50/50 joint venture to provide a new Argos credit card and loan product, and a new Homebase loan product. Each party made an initial de minimis capital contribution to the joint venture. A Services Agreement will be entered into between Argos Limited, Barclays Bank PLC and the joint venture company (ARG Personal Finance Limited) later in 2006 when the business of the joint venture company will become fully operational. If the Services Agreement is not signed by 31st December 2006, the Shareholders’ Agreement will terminate without prejudice to Argos Limited or Barclays Bank PLC.

On 31st August 2006, Barclays announced that Matthew W Barrett would retire as Chairman on 31st December 2006 and would be succeeded by Marcus Agius, who was appointed a non-executive Director of Barclays PLC and Barclays Bank PLC with effect from 1st September 2006. Mr Agius is currently a Deputy Chairman of Lazard LLC and Chairman of Lazard London. He has been chairman of BAA plc since 2002. With effect from 1st January 2007, when he becomes Chairman of Barclays, he will relinquish all responsibilities at Lazard.

Barclays and Thomas Cook UK Limited (“Thomas Cook”) announced on 8th September 2006 that they had signed a Shareholders’ Agreement to form a 50/50 joint venture to provide a new Thomas Cook credit card and other financial services products.

Barclays Bank PLC and Thomas Cook have each made an initial de minimis capital contribution to the joint venture. The Shareholders’ Agreement is conditional on agreement of the terms of a Services Agreement to be entered into between Thomas Cook, Barclays Bank PLC and the joint venture company and on regulatory approvals. This is expected to happen later this year.

BARCLAYS PLC

NOTES

1.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Non-trading financial instruments fair valued through profit and loss held in respect of linked liabilities	79,334	83,193	69,792
Cash and bank balances within the funds	2,046	2,008	1,816

Assets held in respect of linked liabilities to customers under investment contracts	81,380	85,201	71,608

Liabilities arising from investment contracts	(81,380)	(85,201)	(71,608)

2.	Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	Contract notional amount	As at 30.06.06 Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,407,480	20,865	(20,885)
Interest rate derivatives	17,863,507	80,471	(80,625)
Credit derivatives	897,769	5,473	(5,075)
Equity and stock index and commodity derivatives	587,142	29,099	(31,721)

Total derivative assets/(liabilities) held for trading	20,755,898	135,908	(138,306)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	31,724	135	(351)
Derivatives designated as fair value hedges	15,982	267	(313)
Derivatives designated as hedges of net investments	12,292	591	(12)

Total derivative assets/(liabilities) designated in hedge accounting relationships	59,998	993	(676)

Total recognised derivative assets/(liabilities)	20,815,896	136,901	(138,982)

Total derivative notionals as at 30th June 2006 have grown from 31st December 2005 primarily due to increases in the volume of fixed income derivatives, which reflects the continued growth in our client base and increased use of electronic trading platforms in Europe and the US. Credit derivative values have also increased significantly due to growth in the market for these products.

BARCLAYS PLC

2.	Derivative financial instruments (continued)

	As at 31.12.05
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,184,074	18,485	(17,268)
Interest rate derivatives	15,374,057	81,028	(79,701)
Credit derivatives	609,381	4,172	(4,806)
Equity and stock index and commodity derivatives	637,452	32,481	(35,128)

Total derivative assets/(liabilities) held for trading	17,804,964	136,166	(136,903)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	40,080	232	(483)
Derivatives designated as fair value hedges	33,479	423	(331)
Derivatives designated as hedges of net investments	5,919	2	(254)

Total derivative assets/(liabilities) designated in hedge accounting relationships	79,478	657	(1,068)

Total recognised derivative assets/(liabilities)	17,884,442	136,823	(137,971)

	As at 30.06.05
	Contract notional amount	Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,031,529	17,912	(17,174)
Interest rate derivatives	13,362,136	93,435	(91,197)
Credit derivatives	398,126	3,110	(2,897)
Equity and stock index and commodity derivatives	376,436	18,492	(20,815)

Total derivative assets/(liabilities) held for trading	15,168,227	132,949	(132,083)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	22,839	283	(300)
Derivatives designated as fair value hedges	38,857	694	(401)
Derivatives designated as hedges of net investments	313	6	—

Total derivative assets/(liabilities) designated in hedge accounting relationships	62,009	983	(701)

Total recognised derivative assets/(liabilities)	15,230,236	133,932	(132,784)

BARCLAYS PLC

3.	Loans and advances to banks

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
By geographical area
United Kingdom	7,848	4,624	6,026
Other European Union	10,209	5,423	11,992
United States	10,888	13,267	9,180
Africa	1,375	880	409
Rest of the World	5,014	6,915	7,630

	35,334	31,109	35,237
Less: Allowance for impairment	(4)	(4)	(12)

Total loans and advances to banks	35,330	31,105	35,225

Of the total loans and advances to banks, placings with banks were £18.1bn (2005: £21.1bn).

BARCLAYS PLC

4.	Loans and advances to customers

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Retail business	134,534	144,039	109,566
Wholesale and corporate business	150,963	128,303	130,385

	285,497	272,342	239,951
Less: Allowances for impairment	(3,400)	(3,446)	(2,828)

Total loans and advances to customers	282,097	268,896	237,123

By geographical area
United Kingdom	164,417	163,759	165,382
Other European Union	43,528	38,923	35,479
United States	26,523	22,925	22,588
Africa	29,694	33,221	3,046
Rest of the World	21,335	13,514	13,456

	285,497	272,342	239,951
Less: Allowance for impairment	(3,400)	(3,446)	(2,828)

Total loans and advances to customers	282,097	268,896	237,123

By industry
Financial institutions	56,616	43,102	44,791
Agriculture, forestry and fishing	3,449	3,785	2,426
Manufacturing	13,951	13,779	12,717
Construction	4,430	5,020	4,478
Property	16,929	16,325	7,797
Energy and water	5,527	6,891	4,976
Wholesale and retail distribution and leisure	16,902	17,760	13,844
Transport	5,252	5,960	5,169
Postal and communication	1,394	1,313	1,164
Business and other services	29,453	24,247	28,721
Home loans[1]	89,001	89,529	75,435
Other personal	31,865	35,543	30,287
Finance lease receivables	10,728	9,088	8,146

	285,497	272,342	239,951
Less: Allowance for impairment	(3,400)	(3,446)	(2,828)

Total loans and advances to customers	282,097	268,896	237,123

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

Loans and advances grew 5% (£13,201m) to £282,097m (31st December 2005: £268,896m).

[1]	Excludes commercial property mortgages.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
At beginning of period	3,450	2,840	2,637
Acquisitions and disposals	(3)	532	23
Exchange and other adjustments	(105)	62	63
Unwind of discount	(48)	(46)	(30)
Amounts written off (see below)	(996)	(923)	(664)
Recoveries (see below)	125	124	98
Amounts charged against profit (see below)	981	861	713

At end of period	3,404	3,450	2,840

Amounts written off
United Kingdom	(751)	(682)	(620)
Other European Union	(54)	(40)	(16)
United States	(18)	(119)	(24)
Africa	(167)	(77)	(4)
Rest of the World	(6)	(5)	—

	(996)	(923)	(664)

Recoveries
United Kingdom	80	95	65
Other European Union	10	9	4
United States	13	9	6
Africa	17	15	1
Rest of the World	5	(4)	22

	125	124	98

Impairment charged against profit:

New and increased impairment allowances
United Kingdom	1,042	936	827
Other European Union	56	68	45
United States	44	68	37
Africa	102	92	17
Rest of the World	13	20	19

	1,257	1,184	945

Less: Releases of impairment allowance
United Kingdom	(84)	(124)	(97)
Other European Union	(25)	(15)	(10)
United States	(16)	9	(23)
Africa	(15)	(52)	(4)
Rest of the World	(11)	(17)	—

	(151)	(199)	(134)

Recoveries	(125)	(124)	(98)

Total impairment charges on loans and advances[1]	981	861	713

[1]	This excludes other credit provisions and impairment on available for sale assets detailed on page 41.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances (continued)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Allowance
United Kingdom	2,428	2,266	2,174
Other European Union	259	284	282
United States	128	130	149
Africa	474	647	76
Rest of the World	115	123	159

	3,404	3,450	2,840

BARCLAYS PLC

6.	Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Potential credit risk loans
Summary
Impaired loans[1]	4,630	4,550	3,735
Accruing loans which are contractually overdue 90 days or more as to principal or interest	618	609	613

	5,248	5,159	4,348
Restructured loans	46	51	23

Total non-performing loans	5,294	5,210	4,371
Potential problem loans	935	929	731

Total potential credit risk loans	6,229	6,139	5,102

Geographical split Impaired loans[1]:
United Kingdom	3,164	2,965	2,870
Other European Union	461	345	305
United States	172	230	237
Africa	657	831	122
Rest of the World	176	179	201

Total	4,630	4,550	3,735

Accruing loans which are contractually overdue 90 days or more as to principal or interest
United Kingdom	528	539	576
Other European Union	67	53	31
United States	2	—	1
Africa	21	17	5
Rest of the World	—	—	—

Total	618	609	613

[1]	Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Restructured loans
United Kingdom	2	5	—
Other European Union	10	7	7
United States	17	16	16
Africa	17	23	—
Rest of the World	—	—	—

Total	46	51	23

Total non-performing loans
United Kingdom	3,694	3,509	3,446
Other European Union	538	405	343
United States	191	246	254
Africa	695	871	127
Rest of the World	176	179	201

Total	5,294	5,210	4,371

Potential problem loans
United Kingdom	599	640	561
Other European Union	51	26	58
United States	35	12	43
Africa	248	248	66
Rest of the World	2	3	3

Total	935	929	731

Total potential credit risk loans
United Kingdom	4,293	4,149	4,007
Other European Union	589	431	401
United States	226	258	297
Africa	943	1,119	193
Rest of the World	178	182	204

Total	6,229	6,139	5,102

Allowance coverage of non-performing loans	%	%	%
United Kingdom	65.7	64.6	63.1
Other European Union	48.1	70.1	82.2
United States	67.0	52.8	58.7
Africa	68.2	74.3	59.8
Rest of the World	65.3	68.7	79.1

Total	64.3	66.2	65.0

Allowance coverage of total potential credit risk loans	%	%	%
United Kingdom	56.6	54.6	54.3
Other European Union	44.0	65.9	70.3
United States	56.6	50.4	50.2
Africa	50.3	57.8	39.3
Rest of the World	64.6	67.6	77.9

Total	54.6	56.2	55.7

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	As at
	30.06.06	31.12.05	30.06.05
	%	%	%
Allowance coverage of non-performing loans:
Retail	63.2	62.3	64.3
Wholesale and corporate	66.8	74.2	66.3

Total	64.3	66.2	65.0

Allowance coverage of total potential credit risk loans:
Retail	56.9	57.1	59.2
Wholesale and corporate	50.4	54.4	49.8

Total	54.6	56.2	55.7

In the half year to 30th June 2006, Group non-performing loans (NPLs) increased 2% to £5,294m (31st December 2005: £5,210m). Retail NPLs increased 3% and wholesale and corporate NPLs were broadly flat.

Potential problem loans (PPLs) were broadly flat at £935m (31st December 2005: £929m). Retail PPLs increased 25% and wholesale and corporate PPLs declined 12%.

Potential Credit Risk Loans (PCRLs) increased 1% from 31st December 2005 to £6,229m (31st December 2005: £6,139m). Retail PCRLs increased 5% and wholesale and corporate PCRLs declined 5%.

7. Available for sale financial investments

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Debt securities	49,908	50,024	59,227
Equity securities	1,400	1,258	848
Treasury bills and other eligible bills	2,498	2,223	1,068

	53,806	53,505	61,143
Less: Allowance for impairment	(90)	(8)	—

Available for sale financial investments	53,716	53,497	61,143

BARCLAYS PLC

8.	Other assets

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Sundry debtors	3,980	3,569	2,789
Prepayments	962	722	530
Accrued income	834	329	172
Insurance assets, including unit linked assets	90	114	107

Other assets	5,866	4,734	3,598

9. Other liabilities

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Obligations under finance leases payable	102	289	338
Sundry creditors	5,772	6,131	5,477
Accruals and deferred income	4,893	4,711	3,834

Other liabilities	10,767	11,131	9,649

10. Other provisions for liabilities

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Redundancy and restructuring	90	74	70
Undrawn contractually committed facilities and guarantees	50	55	48
Onerous contracts	44	79	42
Sundry provisions	290	309	226

Other provisions for liabilities	474	517	386

BARCLAYS PLC

11.	Other reserves

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Available for sale reserve	9	225	374
Cash flow hedging reserve	(172)	70	328
Capital redemption reserve	309	309	309
Other capital reserve	617	617	617
Translation reserve	(176)	156	(35)

Other reserves	587	1,377	1,593

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 75.

The movements include related tax impacts but exclude amounts attributable to minority interests.

12.	Retirement benefit liabilities

The Group’s IAS 19 pension deficit across all schemes as at 30th June 2006 was £1,843m (31st December 2005: £2,879m). This comprises net recognised liabilities of £1,893m (31st December 2005: £1,737m) and unrecognised actuarial gains of £50m (31st December 2005: £1,142m unrecognised actuarial loss). The net recognised liabilities comprises retirement benefit liabilities of £1,976m (31st December 2005: £1,823m) and assets of £83m (31st December 2005: £86m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 30th June 2006 was £1,469m (31st December 2005: £2,535m). The primary reason for this change was the increase in the discount rate from 4.83% pa at 31st December 2005 to 5.32% pa at 30th June 2006, reflecting the increase in AA corporate bond yields over the period. This change in assumptions had the effect of decreasing the liabilities measured for IAS19 purposes by £1,738m and more than offset the effect of an increase in the inflation assumption to 2.9% (31st December 2005: 2.75%).

The actuarial funding position of the main UK pension scheme as at 30th June 2006, estimated from the formal triennial valuation in 2004, was a surplus of £1,300m (31st December 2005: surplus of £900m).

The Pensions Protection Fund (PPF) solvency ratio1 for the main UK scheme as at 30th June 2006 was estimated to be 116% (31st December 2005: 110%).

[1]	The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.

BARCLAYS PLC

13.	Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. This Order, unless successfully challenged by the Plaintiffs, ends the Newby litigation for Barclays.

Barclays considers that the remaining Enron claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigation of transactions between Barclays and Enron. Barclays has also been in negotiations in the Enron bankruptcy proceedings. Barclays does not expect that the amount of any settlement with the Commission or in the bankruptcy proceedings would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

14.	Contingent liabilities and commitments

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	248	283	271
Guarantees and assets pledged as collateral for security	33,417	38,035	35,703
Other contingent liabilities	8,354	8,825	8,503

	42,019	47,143	44,477

Commitments
Standby facilities, credit lines and other commitments	204,860	203,785	163,037

Contingent liabilities decreased 11% (£5.1bn) to £42.0bn (31st December 2005: £47.1bn).

Commitments increased 1% (£1.1bn) to £204.9bn (31st December 2005: £203.8bn).

BARCLAYS PLC

15.	Market risk

Market risk is the risk that the Group’s earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in the first half of 2006 to £36.2m. This was mainly due to an increase in non-interest rate trading risk. Total DVaR as at 30th June 2006 was £36.4m (31st December 2005: £37.6m1).

[1]	This was previously reported as £37.4m. The increase is due to the inclusion of Absa Capital.

BARCLAYS PLC

15.	Market risk (continued)

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

DVaR

	Half-year ended 30th June 2006
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.5	25.2	14.6
Credit spread risk	24.2	27.5	20.9
Foreign exchange risk	4.5	7.7	2.0
Equities risk	7.7	10.0	6.0
Commodities risk	8.4	13.9	5.7
Diversification effect	(29.1)	—	—

Total DVaR	36.2	43.0	31.3

	Half-year ended 31st December 2005
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	26.2	34.1	18.6
Credit spread risk	22.4	27.6	19.0
Foreign exchange risk	2.7	5.4	1.6
Equities risk	6.8	8.3	3.9
Commodities risk	7.7	11.4	5.4
Diversification effect	(32.2)	—	—

Total DVaR	33.6	40.7	27.2

	Half-year ended 30th June 2005
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	24.6	44.8	15.4
Credit spread risk	23.6	28.3	19.4
Foreign exchange risk	2.9	5.3	1.6
Equities risk	5.2	7.3	3.9
Commodities risk	5.8	7.6	4.5
Diversification effect	(31.7)	—	—

Total DVaR	30.4	37.4	25.4

[1]	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Net movements in available for sale reserve	(313)	(195)	86
Net movements in cash flow hedging reserve	(419)	(147)	28
Currency translation differences arising during the period	(595)	277	23
Tax	267	168	(118)
Other movements	30	(112)	10

Amounts included directly in equity	(1,030)	(9)	29
Profit for the period	2,601	1,866	1,975

Total recognised income and expense for the period	1,571	1,857	2,004

Attributable to:
Equity holders of the parent	1,561	1,506	1,873
Minority interests	10	351	131

	1,571	1,857	2,004

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity in accordance with IFRS. Movements in individual reserves include amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Income and expense recognised directly in equity is recorded on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in the income statement. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income. The movement in the first half of 2006 reflects net unrealised losses from changes in fair value and the transfer of net realised gains to the income statement on disposal of assets.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in the first half of 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment. The movement in the period primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments which are economically hedged through dollar-denominated preference share capital, but where the hedging item is not revalued for accounting purposes.

Other movements primarily reflect the change in insurance liabilities taken directly to reserves.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	8,280	(28,082)	17,584
Net cash (outflow)/inflow from investing activities	(1,159)	6,213	(11,394)
Net cash inflow from financing activities	1,837	12,593	2,526
Net (gain)/loss on exchange rate changes on cash and cash equivalents	(386)	301	(539)

Net increase/(decrease) in cash and cash equivalents	8,572	(8,975)	8,177
Cash and cash equivalents at beginning of period	20,805	29,780	21,603

Cash and cash equivalents at end of period	29,377	20,805	29,780

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations’ website (details below) and from the SEC’s website (www.sec.gov).

Results timetable
Ex-dividend date	Wednesday, 16th August 2006
Dividend Record Date	Friday, 18th August 2006
Dividend Payment Date	Monday, 2nd October 2006
Full Year Trading Update*	Tuesday, 28th November 2006
2006 Preliminary Results*	Tuesday, 20th February 2007

*	Note that these announcement dates are provisional and subject to change.

Economic data

	30.06.06	31.12.05	30.06.05
Period end - US$/£	1.85	1.72	1.79
Average - US$/£	1.79	1.82	1.88
Period end - €/£	1.45	1.46	1.48
Average - €/£	1.46	1.46	1.46
Period end - ZAR/£	13.19	10.87	11.96
Average - ZAR/£	11.31	11.57	11.63

BARCLAYS PLC

OTHER INFORMATION

For further information please contact:

Investor Relations	Media Relations
Mark Merson/James S Johnson	Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6223/6132

More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com

BARCLAYS PLC US GAAP DATA

The consolidated US GAAP data of Barclays PLC is set out on pages 80 to 90.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences to US GAAP.

	Half-year ended
	30.06.06	30.06.06	30.06.05	30.06.05
	IFRS	US GAAP	IFRS	US GAAP
	£m	£m	£m	£m
RESULTS
Profit attributable to equity holders of Barclays PLC (IFRS)/net income (US GAAP)	2,307	2,322	1,841	1,600

BALANCE SHEET
Shareholders’ equity excluding minority interests (IFRS)/ shareholders’ equity (US GAAP)	17,988	19,237	16,099	17,438

Total assets	986,124	901,147	850,123	747,615

PER ORDINARY SHARE	p	p	p	p
Earnings	36.3	36.5	29.1	25.2
Diluted earnings	35.1	35.2	28.4	24.7
Dividend[1]	17.4	17.4	15.75	15.75

PERFORMANCE RATIOS	%	%	%	%
Profit attributable to equity holders (IFRS)/net income (US GAAP) as a percentage of:
average total assets	0.4	0.5	0.5	0.5
average shareholders’ equity excluding minority interests (IFRS)/average shareholders’ equity (US GAAP)	25.8	24.6	23.4	18.6
Dividends as a percentage of profit attributable to equity holders (IFRS)/net income (US GAAP)[1]	49.0	48.7	54.9	63.1
Average shareholders’ equity excluding minority interests (IFRS)/average shareholders’ equity (US GAAP) as a percentage of average total assets	1.6	2.2	2.0	2.5

[1]	‘Dividend per ordinary share’ and ‘dividends as a percentage of profit attributable to equity holders/net income’ are based on dividends paid in the period.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles

Significant differences between IFRS and US GAAP that are applicable to Barclays are explained in Note 63 to the financial statements contained in the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31st December 2005.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Developments under US GAAP

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155), an amendment to SFAS 140 and SFAS 133. SFAS 155 permits entities to elect to measure at fair value through earnings any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. This fair value election is made on an instrument-by-instrument basis and is irrevocable. It is available for all hybrid instruments that exist as of the date of adoption of the standard as well as new instruments issued or acquired after the date of adoption.

SFAS155 eliminates a prior restriction on certain passive types of derivatives that a qualifying special purpose entity is permitted to hold.

As permitted by SFAS 155, the Group has adopted the fair value election from 1st January 2006. The impact of the adoption of SFAS 155 in the first half of 2006 is a credit to retained earnings of £251m (£176m net of tax).

For additional information on SFAS155 see note (e) to the US GAAP data on page 89.

SFAS 123-R: Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (R) (SFAS 123-R) was issued on 16th December 2004. SFAS 123-R requires that entities recognise an expense for employee stock options and other forms of stock-based compensation based on the fair value of the options.

The statement applies as of the beginning of the interim or annual reporting period starting after 15th June 2005. Barclays has adopted SFAS 123-R using Modified Prospective Application where SFAS 123-R applies to new awards and to awards modified, repurchased, or cancelled after 1st January 2006. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the half-year ended 30th June 2006.

For additional information on SFAS 123-R, see Note (b) to US GAAP data on page 88.

SFAS 154: Accounting Changes and Error Corrections

Statement of Financial Accounting Standards No 154 (SFAS 154) issued in May 2005 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and requires the retrospective application to prior periods' financial statements of such changes.

SFAS 154 also requires that a change in depreciation, amortisation or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements.

The statement is effective for accounting changes and correction of errors made in fiscal years beginning after 15th December 2005, although it has not been applicable to Barclays in this period.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

SFAS 156: Accounting for Servicing of Financial Assets

Statement of Financial Accounting Standards No 156 (SFAS 156) was issued in March 2006. SFAS 156 amends SFAS 140 to require that all separately recognised servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose the subsequent measurement of separately recognised servicing assets and servicing liabilities either using amortisation method or fair value method.

SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognised servicing rights, without impacting the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

The statement is effective as of the beginning of its first fiscal year beginning after 15th September 2006. Barclays is assessing the impact of the statement on the Group’s US GAAP position.

FIN 48: Accounting for Uncertainty in Income Taxes

FASB Interpretation No 48 (FIN 48) was issued in June 2006. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In recognising a tax position, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. A tax position that is recognised is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

This Interpretation is effective for fiscal years beginning after 15th December 2006. Barclays is assessing the impact of the interpretation on the Group’s US GAAP position.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.06	30.06.05
	£m	£m
Profit attributable to equity holders of Barclays PLC (IFRS)	2,307	1,841
Intangible assets	(57)	(61)
Pensions	(85)	(30)
Post-retirement benefits	—	—
Leasing	—	(136)
Compensation arrangements	(2)	(20)
Life assurance	(18)	(26)
Revaluation of property	19	3
Hedging	(83)	(319)
Financial instruments	89	104
Foreign exchange on available for sale securities	174	237
Fee and cost recognition	4	6
Consolidation	(8)	20
Securitisations	(65)	51
Guarantees	(2)	(17)
Classification of debt and equity	29	(34)
Impairment	—	(24)
Non-financial instruments	(44)	11
Tax effect on IFRS/US GAAP reconciling items	64	(6)

Net income (US GAAP)	2,322	1,600

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.06	30.06.05
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	17,988	16,099
Goodwill	563	563
Intangible assets	(627)	(513)
Pensions	1,208	1,289
Post-retirement benefits	50	(32)
Leasing	—	—
Compensation arrangements	123	64
Life assurance	44	71
Revaluation of property	(202)	(209)
Hedging	278	174
Financial instruments	(78)	140
Fee and cost recognition	35	(19)
Consolidation	15	49
Securitisations	290	203
Guarantees	4	15
Classification of debt and equity	150	140
Non-financial instruments	(48)	(12)
Tax effect on IFRS/US GAAP reconciling items	(556)	(584)

Shareholders’ equity (US GAAP)	19,237	17,438

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table provides the Group’s balance sheet on an IFRS presentation for the six months ended 30th June 2006, incorporating those adjustments required under US GAAP that are discussed on pages 262 to 265 of the 2005 Annual Report filed on Form 20-F and the new US accounting policies discussed on pages 82 and 83 of the Form 6-K.

	30.06.06	30.06.05
	£m	£m
Assets
Cash and balances at central banks	6,777	4,108
Items in the course of collection from other banks	2,600	2,208
Trading portfolio assets	258,950	209,958
Financial assets designated at fair value	9,205	—
Derivative financial instruments	33,401	31,963
Loans and advances to banks	35,330	26,164
Loans and advances to customers	302,501	232,256
Financial investments	49,195	71,163
Reverse repurchase agreements and cash collateral on securities borrowed	171,869	156,648
Other assets	31,319	13,147

Total assets	901,147	747,615

Liabilities
Deposits from banks	74,719	75,549
Items in the course of collection due to other banks	2,700	2,809
Customer accounts	267,016	214,124
Trading portfolio liabilities	151,934	132,134
Financial liabilities designated at fair value	10,209	—
Derivative financial liabilities	35,545	31,366
Debt securities in issue	128,084	92,532
Repurchase agreements and cash collateral on securities lent	159,119	147,882
Other liabilities	31,972	16,973
Subordinated liabilities	13,869	11,691

Total liabilities	875,167	725,060

Shareholders’ equity excluding minority interest	19,237	17,438
Minority interests	6,743	5,117

Total shareholders’ equity	25,980	22,555

Total liabilities and shareholders’ equity	901,147	747,615

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(a)	Pensions and post retirement benefits

The components of the pension and post-retirement expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	Half-year ended 30.06.06		Half-year ended 30.06.05
	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits
	£m	£m	£m	£m
Components of net periodic benefit cost
Service cost	197	1	175	—
Interest cost	426	3	397	3
Expected return on plan assets	(464)	—	(401)	—
Amortisation of transition adjustments	—	—	—	—
Termination benefits	—	—	—	—
Amortisation of prior service cost	1	—	—	—
Recognised net actuarial deficit	12	2	18	1

Net periodic benefit cost	172	6	189	4

For half year ended 30th June 2005, the pension scheme assessed under US GAAP was the UK Retirement Fund (UKRF). For reporting at 30th June 2006, the schemes deemed material for US GAAP purposes were the UKRF, Barclays Capital Retirement Plan and Barclays Capital Restoration Plan (Barclays Capital schemes).

The Group previously disclosed in its financial statements for the year ended 31st December 2005 that it expected to contribute approximately £350m to the UKRF in 2006 and £1m to the Barclays Capital schemes in 2006. As of 30th June 2006, no contributions have been made to the UKRF and £1m of contributions have been made to the Barclays Capital schemes. The Group presently anticipates contributing an additional £350m to fund the pension schemes in 2006 for a total of £351m.

The additional pensions cost under US GAAP of £85m (2005: £30m) includes a £4m credit (2005: credit £4m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(b)	Compensation arrangements

The total intrinsic value of options exercised, cash received for the options exercised and total fair value of shares vested during the period are as follows:

	Total intrinsic value of options exercised		Total cash received for options exercised		Total fair value of shares vested
	30.06.06	31.12.05	30.06.06	31.12.05	30.06.06	31.12.05
	£m	£m	£m	£m	£m	£m
Sharesave	7	57	8	81	—	—
ESAS	—	—	—	—	186	125
BGI EOP	95	139	32	49	—	—
Other	57	26	72	59	—	—

The aggregate intrinsic value of options either fully vested or expected to vest at the balance sheet date is as follows:

			30.06.06	31.12.05
			£m	£m
Sharesave			176	188
BGI EOP			186	172
Absa BEE			174	215
Other			245	323

The total unrecognised compensation cost and weighted average vesting period related to non-vested awards is as follows:

	Total unrecognised compensation cost		Weighted average vesting period
	30.06.06	31.12.05	30.06.06	31.12.05
	£m	£m	Years	Years
Sharesave	52	67	3	3
Sharepurchase	9	5	2	3
ESAS	138	122	2	2
PSP	76	18	3	2
BGI EOP	59	15	2	2
Other	24	46	2	2

The aggregate intrinsic value and weighted average remaining contractual life of those options exercisable at the balance sheet date are as follows:

	Total intrinsic value of all options exercisable		Weighted average remaining contractual life
	30.06.06	31.12.05	30.06.06	31.12.05
	£m	£m	Years	Years
Sharesave	37	3	0	0
BGI EOP	92	80	7	7
Other	106	67	6	6

The terms of the ESAS scheme require shares to be held for a minimum period of 3 years from the date the award is granted. The fair value of the award is recognised when the award is granted. The discount factor applied to this fair value is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount in arriving at profit for the year is £33m (2005: £36m).

The total compensation cost for share-based payments recognised in income in the six months ended 30 June 2006 is £334m (31 December 2005: £361m), with a related income tax benefit of £86m (31 December 2005: £80m).

The tax benefit realised from share options exercised for the six months ended 30 June 2006 is £88m (31 December 2005: £56m).

Outstanding awards are intended to be satisfied by the issue of new shares or through Treasury shares.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(c)	Hedging

The US GAAP hedging adjustment results in a decrease to income of £83m (2005: £319m). Of this £19m (2005: £128m) relates to the reversal of IFRS transition adjustments and the inclusion of SFAS 133 transition adjustments and £64m (2005: £191m) relates to on-going hedging differences.

(d)	Foreign exchange differences on available for sale (AFS) securities

Under IFRS the translation of foreign currency denominated AFS securities into the functional currency of the legal entity in which they are held is recognised directly in the income statement. For US GAAP these movements are reported in shareholders’ equity.

The pre-tax credit of £174m (2005: £237m) represents the reclassification of this amount from the income statement into shareholders’ equity for US GAAP.

(e)	Financial instruments

On adoption of SFAS 155, the difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument has been recognised as a cumulative-effect adjustment to opening retained earnings of £251m credit less an associated tax charge of £75m.

The credit of £251m is comprised of gross losses of £267m and gross gains of £518m, determined on an instrument-by-instrument basis.

(f)	Guarantees

An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are provided in note 63 Differences between IFRS and US GAAP accounting principles, (m) Guarantees, in the 2005 Annual Report on Form 20-F.

The table below provides an analysis of the guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collateralisation provisions.

	30.06.06	31.12.05
	£m	£m
Financial guarantees	22,570	27,049
Standby letters of credit	10,847	10,986
Other guarantees	8,354	8,825

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where the payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £59,823m (31st December 2005: £54,479m).

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(f)	Guarantees (continued)

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £1,231m (31st December 2005: £2,139m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts detailed above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

(g)	Earnings per share (EPS)

	Half-year ended 30.06.06			Half-year ended 30.06.05
	Net income	Weighted average share number	Per-share amount	Net income	Weighted average share number	Per-share amount
	£m	(in millions)	Pence	£m	(in millions)	Pence
Basic EPS	2,322	6,353	36.5	1,600	6,337	25.2
Dilutive impact of convertible options	(23)	—		—	—
Potential shares	—	177		—	141

Diluted EPS	2,299	6,530	35.2	1,600	6,478	24.7

BARCLAYS PLC

BARCLAYS BANK PLC– INTERIM RESULTS ANNOUNCEMENT

The Interim Results Announcement of Barclays Bank PLC, published on 3rd August 2006, is provided on pages 92 to 97.

BARCLAYS BANK PLC

BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the half-year ended 30th June 2006:

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Continuing operations
Interest income	10,544	9,584	7,648
Interest expense	(6,140)	(5,209)	(3,948)
Net interest income	4,404	4,375	3,700
Fee and commission income	4,077	3,558	2,872
Fee and commission expense	(425)	(393)	(332)
Net fee and commission income	3,652	3,165	2,540
Net trading income	2,203	1,145	1,176
Net investment income	374	485	373
Principal transactions	2,577	1,630	1,549
Net premiums from insurance contracts	510	501	371
Other income	86	129	49

Total income	11,229	9,800	8,209
Net claims and benefits paid on insurance contracts	(233)	(358)	(287)

Total income net of insurance claims	10,996	9,442	7,922
Impairment charges	(1,057)	(865)	(706)

Net income	9,939	8,577	7,216
Operating expenses excluding amortisation of intangible assets	(6,206)	(5,923)	(4,525)
Amortisation of intangible assets	(63)	(62)	(17)
Operating expenses	(6,269)	(5,985)	(4,542)
Share of post-tax results of associates and joint ventures	30	29	16

Profit before tax	3,700	2,621	2,690
Tax	(1,072)	(724)	(715)

Profit for the period	2,628	1,897	1,975

Profit attributable to minority interests	155	148	29
Profit attributable to equity holders	2,473	1,749	1,946

	2,628	1,897	1,975

The information in this announcement, which was approved by the Board of Directors on 2nd August 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’).

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Assets
Cash and balances at central banks	6,777	3,506	4,106
Items in the course of collection from other banks	2,600	1,901	2,208
Trading portfolio assets	181,871	155,730	134,245
Financial assets designated at fair value:
- held on own account	18,833	12,904	9,747
- held in respect of linked liabilities to customers under investment contracts	79,334	83,193	69,792
Derivative financial instruments	136,901	136,823	133,932
Loans and advances to banks	35,330	31,105	35,225
Loans and advances to customers	282,097	268,896	237,123
Available for sale financial investments	53,953	53,703	61,398
Reverse repurchase agreements and cash collateral on securities borrowed	171,869	160,398	149,400
Other assets	5,866	4,734	3,598
Investments in associates and joint ventures	560	546	438
Goodwill	5,968	6,022	4,590
Intangible assets	1,125	1,269	120
Property, plant and equipment	2,515	2,754	2,407
Deferred tax assets	776	686	2,059

Total assets	986,375	924,170	850,388

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Liabilities
Deposits from banks	86,221	75,127	84,538
Items in the course of collection due to other banks	2,700	2,341	2,809
Customer accounts	253,200	238,684	217,715
Trading portfolio liabilities	74,719	71,564	65,598
Financial liabilities designated at fair value:
- held on own account	43,594	33,385	8,231
Liabilities to customers under investment contracts	81,380	85,201	71,608
Derivative financial instruments	138,982	137,971	132,784
Debt securities in issue	102,198	103,328	93,328
Repurchase agreements and cash collateral on securities lent	146,165	121,178	122,076
Other liabilities	10,767	11,131	9,649
Current tax liabilities	592	747	786
Insurance contract liabilities, including unit-linked liabilities	3,558	3,767	3,589
Subordinated liabilities:
- Undated loan capital – non convertible	4,743	4,397	4,366
- Dated loan capital – convertible	38	38	13
- Dated loan capital – non convertible	8,848	8,028	6,930
Deferred tax liabilities	430	700	1,891
Other provisions for liabilities	474	517	386
Retirement benefit liabilities	1,976	1,823	2,041

Total liabilities	960,585	899,927	828,338

Shareholders’ equity
Called up share capital	2,357	2,348	2,341
Share premium account	9,354	8,882	8,786
Available for sale reserve	32	257	400
Cash flow hedging reserve	(172)	70	328
Other shareholders’ funds	2,570	2,490	2,551
Translation reserve	(176)	156	(35)
Retained earnings	10,217	8,462	7,479

Shareholders’ equity excluding minority interests	24,182	22,665	21,850
Minority interests	1,608	1,578	200

Total shareholders’ equity	25,790	24,243	22,050

Total liabilities and shareholders’ equity	986,375	924,170	850,388

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Net movements in available for sale reserve	(322)	(189)	112
Net movements in cash flow hedging reserve	(419)	(147)	28
Currency translation differences arising during the year	(595)	277	23
Tax	267	168	(118)
Other movements	30	(112)	10

Amounts included directly in equity	(1,039)	(3)	55
Profit for the period	2,628	1,897	1,975

Total recognised income and expense for the year	1,589	1,894	2,030

Attributable to:
Equity holders	1,718	1,655	2,004
Minority interests	(129)	239	26

	1,589	1,894	2,030

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity in accordance with IFRS. Movements in individual reserves include amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Income and expense recognised directly in equity is recorded on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in the income statement. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income. The movement in the first half of 2006 reflects net unrealised losses from changes in fair value and the transfer of net realised gains to the income statement on disposal of assets.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in the first half of 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment. The movement in the period primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments which are economically hedged through dollar-denominated preference share capital, but where the hedging item is not revalued for accounting purposes.

Other movements primarily reflect the change in insurance liabilities taken directly to reserves.

BARCLAYS BANK PLC

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.06	31.12.05	30.06.05
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	8,353	(28,104)	17,636
Net cash (outflow)/inflow from investing activities	(1,159)	6,193	(11,514)
Net cash inflow from financing activities	2,164	12,235	2,594
Effect of exchange rate changes on cash and cash equivalents	(386)	301	(539)

Net increase/(decrease)in cash and cash equivalents	8,972	(9,375)	8,177
Cash and cash equivalents at beginning of period	20,405	29,780	21,603

Cash and cash equivalents at end of period	29,377	20,405	29,780

BARCLAYS BANK PLC

NOTES

1.	Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 30th June 2006 was 3,000 million (31st December 2005: 3,000 million) ordinary shares of £1 each.

Preference shares	30.06.06	31.12.05	30.06.05
	‘000	‘000	‘000
Authorised share capital – shares of £1 each	1	1	1
Authorised share capital – shares of £100 each	400	400	400
Authorised share capital – shares of US$0.25 each	80,000	80,000	80,000
Authorised share capital – shares of US$100 each	400	400	400
Authorised share capital – shares of €100 each	400	400	400

2.	Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2006 comprised 2,323 million (31st December 2005: 2,318 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC at 30th June 2006 is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 30th June 2006 comprised £34m (31st December 2005: £30m) of preference shares of the following denominations:

	30.06.06	31.12.05	30.06.05
	‘000	‘000	‘000
Issued and fully paid shares of £1 each	1	1	1
Issued and fully paid shares of £100 each	75	75	75
Issued and fully paid shares of US$100 each	100	100	100
Issued and fully paid shares of €100 each	240	240	240
Issued and fully paid shares of US$0.25 each	30,000	—	—

3.	Staff numbers

On a full time equivalent basis the total permanent and contract staff at 30th June 2006 was 118,300 (31st December 2005: 113,300). Additionally, agency staff totalled 8,700 (31st December 2005: 7,000).

BARCLAYS BANK PLC US GAAP DATA

The consolidated US GAAP data for Barclays Bank PLC is set out on pages 99 to 101.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences from US GAAP.

	Half-year ended
	30.06.06	30.06.05
	£m	£m
RESULTS
Net income	2,477	1,698

BALANCE SHEET
Total shareholders’ equity	24,845	22,603
Total assets	901,398	747,880

	Half-year ended
	30.06.06	30.06.05
	%	%
PERFORMANCE RATIOS
Net income as a percentage of:
average total assets	0.6	0.5
total shareholders’ equity	20.7	16.1
Total shareholders’ equity as a percentage of average total assets	2.8	3.0

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.06	30.06.05
	£m	£m
Profit attributable to shareholders of Barclays Bank PLC (IFRS)	2,473	1,946
Intangible assets	(57)	(61)
Pensions	(85)	(30)
Leasing	—	(136)
Compensation arrangements	(2)	(20)
Life assurance	(18)	(26)
Revaluation of property	19	3
Hedging	(83)	(319)
Financial instruments	89	104
Foreign exchange on available for sale securities	174	237
Fee and cost recognition	4	6
Consolidation	(8)	20
Securitisations	(65)	51
Guarantees	(2)	(17)
Classification of debt and equity	18	(41)
Impairment	—	(24)
Non-financial instruments	(44)	11
Tax effect on IFRS/US GAAP reconciling items	64	(6)

Net income (US GAAP)	2,477	1,698

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.06	30.06.05
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	24,182	21,850
Goodwill	563	563
Intangible assets	(627)	(513)
Pensions	1,208	1,289
Post-retirement benefits	50	(32)
Compensation arrangements	123	64
Life assurance	44	71
Revaluation of property	(202)	(209)
Hedging	278	174
Financial instruments	(78)	140
Fee and cost recognition	35	(19)
Consolidation	15	49
Securitisations	290	203
Guarantees	4	15
Reclassification of debt and equity	(436)	(446)
Non-financial instruments	(48)	(12)
Tax effect on IFRS/US GAAP reconciling items	(556)	(584)

Shareholders’ equity (US GAAP)	24,845	22,603

	30.06.06	30.06.05
	£m	£m
Total assets (US GAAP) of Barclays plc Group	901,147	747,615
Shares in Barclays PLC – held within Barclays Bank PLC Group	251	265

Total assets (US GAAP) of Barclays Bank PLC Group	901,398	747,880

BARCLAYS BANK PLC

APPENDIX A

The ratios of earnings to fixed charges under IFRS and US GAAP are set out on pages 103 to 104.

BARCLAYS BANK PLC

APPENDIX A

Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.06	30.06.05
	(In £m except for ratios)
Fixed Charges
Interest expense	11,863	8,334
Rental expense	67	56

Total fixed charges	11,930	8,390

Earnings
Profit before taxes and minority interests	3,700	2,690
Less
Unremitted pre-tax income of associated companies and joint ventures	(28)	(13)

	3,672	2,677
Fixed charges	11,930	8,390

Total earnings including fixed charges	15,602	11,067

Ratio of Earnings to Fixed Charges	1.31	1.32

Ratios of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.06	30.06.05
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	11,863	8,334
Rental expense	67	56

Fixed charges	11,930	8,390
Preference share dividends and similar appropriations[1]	198	117

Total fixed charges, preference share dividends and similar appropriations	12,128	8,507

Earnings
Profit before taxes and minority interests	3,700	2,690
Less
Unremitted pre-tax income of associated companies and joint ventures	(28)	(13)

	3,672	2,677
Fixed charges	12,128	8,507

Total earnings including fixed charges	15,800	11,184

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends and similar appropriations	1.30	1.31

[1]	Dividends payable on preference shares and similar appropriations are computed as the amount divided by 1 minus the effective or actual tax rate as appropriate. In reporting in previous years, the dividends payable on preference shares and similar appropriations were not grossed up to reflect the effective or actual tax rate. The prior year ratio has been revised accordingly.

BARCLAYS BANK PLC

APPENDIX A

Ratios of Earnings under US GAAP to Fixed Charges

	Half-year ended
	30.06.06	30.06.05
	(In £m except for ratios)
Fixed Charges
Interest expense	11,885	9,317
Rental expense	67	56

Total fixed charges	11,952	9,373

Earnings
US GAAP income before taxes and minority interests[1]	3,640	2,413
Less
Unremitted pre-tax income of associated companies and joint ventures	(28)	(13)

	3,612	2,400
Fixed charges	11,952	9,373

Total earnings including fixed charges	15,564	11,773

Ratio of Earnings to Fixed Charges	1.30	1.26

Ratios of Earnings under US GAAP to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.06	30.06.05
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	11,885	9,317
Rental expense[1]	67	56

Fixed charges	11,952	9,373
Preference share dividends and similar appropriations[1]	186	110

Total fixed charges, preference share dividends and similar appropriations	12,138	9,483

Earnings
US GAAP income before taxes and minority interests[2]	3,640	2,413
Less
Unremitted pre-tax income of associated companies and joint ventures	(28)	(13)

	3,612	2,400
Fixed charges	12,138	9,483

Total earnings including fixed charges	15,750	11,883

Ratios of Earnings to Combined Fixed Charges, Preference Share Dividends and similar appropriations	1.30	1.25

[1]	Dividends payable on preference shares and similar appropriations are computed as the amount divided by 1 minus the effective or actual tax rate as appropriate. In reporting in previous years, the dividends payable on preference shares and similar appropriations were not grossed up to reflect the effective or actual tax rate. The prior year ratio has been revised accordingly.
[2]	For a discussion of significant differences between IFRS and US GAAP and the reconciliation of net income between the amounts calculated under IFRS and under US GAAP refer to note 63 of 2005 Annual Report.